                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
A.  HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS FOR AERCO
  AND ALPS 94-1
     Independent auditors' report...........................     F-5
     Consolidated balance sheets............................     F-6
     Consolidated statements of operations..................     F-7
     Consolidated statements of cash flows..................     F-8
     Statements of changes in shareholders' deficit.........     F-9
     Statement of accounting policies.......................    F-10
     Notes to the consolidated financial statements.........    F-14
B.  HISTORICAL FINANCIAL STATEMENTS FOR AERFI TRANSFERRED
  AIRCRAFT
     Independent auditors' report...........................    F-39
     Statements of operations...............................    F-40
     Statements of cash flows...............................    F-41
     Statements of changes in net assets....................    F-42
     Statement of accounting policies.......................    F-43
     Notes to the financial statements......................    F-45
C.  HISTORICAL FINANCIAL STATEMENTS FOR NEW AERFI
  TRANSFERRING AIRCRAFT
     Independent auditors' report...........................    F-53
     Statements of net assets...............................    F-54
     Statements of operations...............................    F-55
     Statements of cash flows...............................    F-56
     Statements of changes in net assets....................    F-57
     Statement of accounting policies.......................    F-58
     Notes to the financial statements......................    F-61
D.  HISTORICAL FINANCIAL STATEMENTS FOR INDIGO TRANSFERRING
  AIRCRAFT
     Independent auditors' report...........................    F-71
     Statements of net assets...............................    F-72
     Statements of operations...............................    F-73
     Statements of cash flows...............................    F-74
     Statements of changes in net assets....................    F-75
     Statement of accounting policies.......................    F-76
     Notes to the financial statements......................    F-78

     COMPANY DEFINITIONS

     "AERCO LIMITED"         AerCo Limited, a special purpose limited liability
                             company incorporated under the laws of Jersey with its registered office located at 22 Grenville
                             Street, St. Helier, Jersey, JE4 8PX, Channel
                             Islands.

     "AERCO"                 AerCo Limited and its consolidated subsidiaries.

     "ALPS 94-1 LIMITED"     Aircraft Lease Portfolio Securitization 94-1
                             Limited, a special purpose limited liability company incorporated under the laws of Jersey in 1994 to purchase 27 aircraft from AerFi.

     "ALPS 94-1"             ALPS 94-1 Limited and its consolidated
                             subsidiaries.

     "AERFI"                 AerFi Group plc and its subsidiary undertakings.

     "INDIGO" Indigo Aviation AB, a Swedish company with its registered office located at Sodra Forstadsgatan 4, S-211 43, Malmo, Sweden.

                               FINANCIAL STATEMENTS


A. U.K. GAAP AERCO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2000 AND FOR THE PERIOD FROM JULY 15, 1998 TO MARCH 31, 1999 AND COMPARATIVE ALPS 94-1 FINANCIAL INFORMATION FOR THE PERIOD FROM JULY 1, 1998 TO JULY 14, 1998 AND FOR THE YEAR ENDED JUNE 30, 1998.

     The AerCo financial statements include the results of operations and financial condition of the 25 aircraft and related leases acquired by AerCo from ALPS 94-1 Limited and the ten aircraft and related leases acquired by AerCo from AerFi in July 1998, and reflects the sale of one F100 aircraft during the period from July 15, 1998 to March 31, 1999 and the sale of one F100 aircraft during the year ended March 31, 2000.

     Comparative financial information for ALPS 94-1 is presented as ALPS 94-1 is considered to be the predecessor business of AerCo. We believe this is an appropriate presentation because:

     - AerCo was formed mainly for the purpose of refinancing the aircraft portfolio of ALPS 94-1.

     - AerCo's initial portfolio of 35 aircraft included 26 of the 27 aircraft that ALPS 94-1 originally acquired from AerFi.

     - The original ALPS 94-1 aircraft represented 79% of AerCo's initial portfolio by appraised value as at March 1, 1998.

     - AerCo's ongoing aircraft leasing activities are largely the same as those conducted by ALPS 94-1.

     The financial statements of ALPS 94-1 include the results of operations and financial condition of the 27 Aircraft originally acquired by ALPS 94-1 from AerFi in August 1994, including:

     - the Boeing 767-300ER aircraft that was purchased by AerFi from ALPS 94-1 immediately prior to the closing of the offering of the old notes and which was not one of the Aircraft acquired on July 15, 1998.

     - the A300-B4-200 aircraft up to April 28, 1998 when AerFi acquired this aircraft from ALPS 94-1. AerFi subsequently sold this aircraft to AerCo as part of the AerFi transferred aircraft.

B. U.K. GAAP AERFI TRANSFERRED AIRCRAFT FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 1998 AND FOR THE PERIOD FROM JULY 1, 1998 TO JULY 14, 1998.

     These financial statements include historical financial information on the ten aircraft acquired by AerCo from AerFi in July 1998 and includes the A300-B4-200 aircraft only from April 28, 1998, the date AerFi acquired it from ALPS 94-1. KPMG, independent chartered accountants, audited these financial statements. These financial statements are prepared as if the AerFi transferred aircraft were operated separately from AerFi for the periods presented.

C. U.K. GAAP NEW AERFI TRANSFERRING AIRCRAFT FINANCIAL STATEMENTS FOR THE THREE YEARS ENDED MARCH 31, 1998, 1999 AND 2000.

     These financial statements include historical financial information on the two AerFi F100 and one B737-300 aircraft transferring to AerCo under the proposed refinancing in July 2000, for the three years ended March 31, 2000 and on 26 of the Indigo transferring aircraft for the period from December 16, 1999 (date Indigo was acquired by AerFi) to March 31, 2000. KPMG, independent chartered accountants, audited these financial statements. These financial statements are prepared as if the New AerFi transferring aircraft were operated separately from AerFi for the periods presented.

D. U.S. GAAP INDIGO TRANSFERRING AIRCRAFT FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD FROM JANUARY 1, 1999 TO DECEMBER 15, 1999.

     These financial statements include historical financial information on 26 Indigo aircraft transferring to AerCo under the proposed refinancing. This information is presented for the year ended December 31, 1998 and for the period from January 1, 1999 to December 15, 1999 on which date Indigo was acquired by AerFi. KPMG, independent chartered accountants, audited these financial statements. These financial statements are prepared as if the Indigo transferring aircraft were operated separately from Indigo for the periods presented.

                              FINANCIAL STATEMENTS

                                     AERCO

                                     AERCO

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying consolidated balance sheets of AerCo as of March 31, 2000 and March 31, 1999 and the related consolidated statements of operations, cash flows and changes in shareholders' deficit for AerCo for the year ended March 31, 2000 and the period from July 15, 1998 to March 31, 1999 and for ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998. These consolidated financial statements are the responsibility of the directors of AerCo Limited and ALPS 94-1 Limited. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which do not differ in any material respects from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AerCo as at March 31, 2000 and March 31, 1999 and the results of operations and cash flows of AerCo for the year ended March 31, 2000 and for the period from July 15, 1998 to March 31, 1999 and ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998 in conformity with generally accepted accounting principles in the United Kingdom.

     As discussed in note 24 to the consolidated financial statements, AerCo has adopted the provisions of Financial Reporting Standard 12, "Provisions, Contingent Liabilities and Contingent Assets". As a result, ALPS 94-1 has changed its accounting policy for maintenance to reflect the adoption of the AerCo accounting policy.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations of AerCo for the year ended March 31, 2000 and the period from July 15, 1998 to March 31, 1999 and of ALPS 94-1 for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 and the shareholders' deficit of AerCo as of March 31, 2000 and March 31, 1999 to the extent summarised in notes 26, 27 and 28 to the consolidated financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
June 14, 2000

                                     AERCO

                          CONSOLIDATED BALANCE SHEETS

                                                          NOTES    MARCH 31, 2000    MARCH 31, 1999
                                                          -----    --------------    --------------
                                                                     U.S.$'000        U.S.$'000
ASSETS
CURRENT ASSETS
Cash..................................................        1         26,413            25,618
Commercial paper......................................        1         39,998            39,997
Accounts receivable, net..............................        2          4,752             4,004
                                                                     ---------         ---------
TOTAL CURRENT ASSETS..................................                  71,163            69,619
INTANGIBLE ASSETS
Goodwill, net.........................................        3         43,100            45,456
FIXED ASSETS
Aircraft, net.........................................        5        829,194           904,253
                                                                     ---------         ---------
TOTAL ASSETS..........................................                 943,457         1,019,328
                                                                     =========         =========
LIABILITIES & SHAREHOLDERS' DEFICIT
LIABILITIES
Accrued expenses and other liabilities................        7         89,902            70,436
Indebtedness..........................................        9        901,198           949,217
Security deposits.....................................       10         16,304            14,783
                                                                     ---------         ---------
TOTAL LIABILITIES.....................................               1,007,404         1,034,436
SHAREHOLDERS' DEFICIT
Share capital.........................................       11             --                --
Accumulated deficit...................................                 (63,947)          (15,108)
                                                                     ---------         ---------
TOTAL SHAREHOLDERS' DEFICIT...........................                 (63,947)          (15,108)
                                                                     ---------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT...........                 943,457         1,019,328
                                                                     =========         =========

     The accompanying notes, including the statement of accounting policies, on pages F-10 to F-13, are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       AERCO                            ALPS 94-1
                                             --------------------------   --------------------------------------
                                                                          (UNAUDITED)   PERIOD FROM
                                                           PERIOD FROM    NINE MONTHS     JULY 1,
                                             YEAR ENDED   JULY 15, 1998      ENDED        1998 TO     YEAR ENDED
                                               MARCH      TO MARCH 31,     MARCH 31,     JULY 14,      JUNE 30,
                                     NOTES    31, 2000        1999           1998          1998          1998
                                     -----   ----------   -------------   -----------   -----------   ----------
                                             U.S.$'000     U.S.$'000      U.S.$'000     U.S.$'000     U.S.$'000
REVENUES
Aircraft leasing...................   12       109,146         82,826         76,098         3,635      100,682
EXPENSES
Depreciation.......................    5       (46,998)       (33,821)       (28,569)       (1,519)     (37,826)
Provision for impairment in
  aircraft value...................   13       (13,079)            --         (8,720)           --       (8,720)
Amortization of goodwill...........    3        (2,356)        (1,669)            --            --           --
Net interest expense...............   14       (78,818)       (54,108)       (52,340)       (2,757)     (69,785)
Other expenses.....................   15       (15,742)        (8,311)        (4,278)         (646)      (6,599)
  Exceptional item -- termination
     fee...........................   13            --             --             --            --      (12,700)
                                             ---------      ---------      ---------     ---------    ---------
Total expenses.....................           (156,993)       (97,909)       (93,907)       (4,922)    (135,630)
                                             ---------      ---------      ---------     ---------    ---------
NET LOSS FROM OPERATIONS...........            (47,847)       (15,083)       (17,809)       (1,287)     (34,948)
(Loss)/profit on sale of
  aircraft.........................    5          (941)            10             --            10        2,426
                                             ---------      ---------      ---------     ---------    ---------
NET LOSS BEFORE PROVISION FOR
  TAXES............................   16       (48,788)       (15,073)       (17,809)       (1,277)     (32,522)
Provision for taxes................   17           (51)           (35)           (15)           --          (33)
                                             ---------      ---------      ---------     ---------    ---------
NET LOSS FOR THE PERIOD............            (48,839)       (15,108)       (17,824)       (1,277)     (32,555)
RETAINED LOSS BROUGHT FORWARD......            (15,108)            --        (44,691)      (77,246)     (44,691)
                                             ---------      ---------      ---------     ---------    ---------
RETAINED LOSS CARRIED FORWARD......            (63,947)       (15,108)       (62,515)      (78,523)     (77,246)
BASIC AND DILUTED LOSS PER ORDINARY
  SHARE............................   18        (2,442)        (755.4)      (1,782.4)       (127.7)    (3,255.5)
                                             ---------      ---------      ---------     ---------    ---------
WEIGHTED AVERAGE NUMBER OF ORDINARY
  SHARES OUTSTANDING...............   18            20             20             10            10           10
                                             =========      =========      =========     =========    =========

     All recognized gains and losses are included in the consolidated statements of operations above.

     There is no material difference between the net income for AerCo or ALPS 94-1 for any of the periods set out above, and the historical cost equivalent.

     The results for all periods are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-10 to F-13, are an integral part of the consolidated financial statements.

                                     AERCO

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       AERCO                                      ALPS 94-1
                                         ---------------------------------   ----------------------------------------------------
                                                            PERIOD FROM         (UNAUDITED)        PERIOD FROM
                                           YEAR ENDED     JULY 15, 1998 TO   NINE MONTHS ENDED     JULY 1, 1998      YEAR ENDED
                                         MARCH 31, 2000    MARCH 31, 1999     MARCH 31, 1998     TO JULY 14, 1998   JUNE 30, 1998
                                         --------------   ----------------   -----------------   ----------------   -------------
                                          U.S.$'000         U.S.$'000          U.S.$'000          U.S.$'000          U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period................       (48,839)          (15,108)           (17,824)            (1,277)          (32,555)
ADJUSTMENTS TO RECONCILE NET LOSS FROM
  OPERATIONS TO CASH
  PROVIDED/(UTILISED) BY OPERATING
  ACTIVITIES
Depreciation...........................        46,998            33,821             28,569              1,519            37,826
Amortization of goodwill...............         2,356             1,669                 --                 --                --
Amortization of debt issue costs.......           898               673                 --                 --                --
Provision for impairment in aircraft
  value................................        13,079                --              8,720                 --             8,720
Changes in operating assets and
  liabilities
  Accounts receivable..................          (748)           (1,077)               651               (252)            1,651
  Exceptional item -- termination
    fee................................            --                --                 --                 --            12,700
  Accrued expenses and other
    liabilities........................        27,888            14,080             17,372             (3,005)           21,264
Net maintenance expenditure............        (7,481)           (4,675)               269             (1,062)           (1,938)
Net security deposits
  received/(repaid)....................         1,521            (1,422)            (1,648)                --            (1,947)
                                           ----------        ----------         ----------          ---------        ----------
NET CASH PROVIDED/(UTILISED) BY
  OPERATING ACTIVITIES.................        35,672            27,961             36,109             (4,077)           45,721
                                           ----------        ----------         ----------          ---------        ----------
CAPITAL EXPENDITURE
Purchase of aircraft...................          (622)               --             (1,132)                --            (1,132)
Sale of aircraft.......................        14,663            14,500                 --             65,677            11,518
                                           ----------        ----------         ----------          ---------        ----------
                                               14,041            14,500             (1,132)            65,677            10,386
ACQUISITIONS
Purchase of subsidiary undertakings....            --        (1,071,565)                --                 --                --
Cash acquired with subsidiaries........            --           146,175                 --                 --                --
                                           ----------        ----------         ----------          ---------        ----------
                                                   --          (925,390)                --                 --                --
MANAGEMENT OF LIQUID RESOURCES
Net (purchase)/sale of commercial
  paper................................            (1)          (39,997)             1,739             36,686             3,135
                                           ----------        ----------         ----------          ---------        ----------
FINANCING ACTIVITIES
Debt issued............................            --           986,609                 --                 --                --
Indebtedness repaid....................       (48,917)          (38,065)           (35,690)            (3,719)          (59,108)
                                           ----------        ----------         ----------          ---------        ----------
NET CASH (OUTFLOW)/INFLOW FROM
  FINANCING ACTIVITIES.................       (48,917)          948,544            (35,690)            (3,719)          (59,108)
                                           ----------        ----------         ----------          ---------        ----------
NET INCREASE IN CASH...................           795            25,618              1,026             94,567               134
CASH AT BEGINNING OF PERIOD............        25,618                --             51,474             51,608            51,474
                                           ----------        ----------         ----------          ---------        ----------
CASH AT END OF PERIOD..................        26,413            25,618             52,500            146,175            51,608
                                           ==========        ==========         ==========          =========        ==========

     Disclosure of cash flow information is set out in Note 22.

     The accompanying notes, including the statement of accounting policies on pages F-10 to F-13, are an integral part of the consolidated financial statements.

                                     AERCO

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                                                                               TOTAL
                                                   NUMBER                      RETAINED    SHAREHOLDERS'
                                                  OF SHARES   SHARE CAPITAL      LOSS         DEFICIT
                                                  ---------   -------------   ----------   -------------
                                                                U.S.$'000     U.S.$'000    U.S.$'000
ALPS 94-1:
Balance at June 30, 1997.......................      10               --        (44,691)      (44,691)
Net loss for the year..........................      --               --        (32,555)      (32,555)
                                                     --          -------       --------      --------
Balance at June 30, 1998.......................      10               --        (77,246)      (77,246)
Net loss for the period........................      --               --         (1,277)       (1,277)
                                                     --          -------       --------      --------
BALANCE AT JULY 14, 1998.......................      10               --        (78,523)      (78,523)
                                                     ==          =======       ========      ========
--------------------------------------------------------------------------------------------------------
AERCO:
Balance at July 15, 1998.......................      20               --             --            --
Net loss for the period........................      --               --        (15,108)      (15,108)
                                                     --          -------       --------      --------
Balance at March 31, 1999......................      20               --        (15,108)      (15,108)
Net loss for the year..........................      --               --        (48,839)      (48,839)
                                                     --          -------       --------      --------
BALANCE AT MARCH 31, 2000......................      20               --        (63,947)      (63,947)
                                                     ==          =======       ========      ========

     The accompanying notes, including the statement of accounting policies on pages F-10 to F-13, are an integral part of the consolidated financial statements.

                                     AERCO

                        STATEMENT OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     AerCo Limited was incorporated in Jersey, Channel Islands on June 4, 1998 for the purpose of refinancing ALPS 94-1 and the acquisition of 10 aircraft from AerFi. AerCo did not conduct any business prior to July 15, 1998.

     This transaction, which occurred on July 15, 1998, involved the purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and related leases and the purchase of 10 aircraft and related leases from AerFi. The acquisition of the 10 aircraft from AerFi was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of AerFi. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the 10 aircraft from AerFi through the issue of five classes of notes. All of the three most senior classes of notes (the "A to C notes") were sold in a U.S.$800 million underwritten global public offering. AerFi subscribed for all of the fourth and fifth classes of notes (the "D and E notes").

     On the refinancing, AerCo Limited advanced ALPS 94-1 Limited a portion of net cash proceeds from the offering which enabled ALPS 94-1 Limited to immediately redeem or repay its existing financial indebtedness.

     Comparative financial information for ALPS 94-1 is presented in these financial statements as ALPS 94-1 is considered to be the predecessor business of AerCo.

     The activities of AerCo and ALPS 94-1 include the sale, procurement and leasing of aircraft together with associated support services.

BASIS OF PREPARATION

     The accounting policies followed in the preparation of the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales. Generally accepted accounting principles in the United Kingdom differ in certain significant respects from generally accepted accounting principles in the United States. A summary of these differences are set out in notes 25, 26, 27 and 28.

     The consolidated financial statements are prepared on the going concern basis and under the historic cost convention and are stated in U.S. dollars, which is the principal operating currency of AerCo, ALPS 94-1 and of the aviation industry.

     The unaudited consolidated financial statements included herein have been prepared by AerCo without audit and conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by the institute of Chartered Accountants in England and Wales. Generally accepted accounting principles in the United Kingdom differ in certain significant aspects from generally accepted accounting principles in the United States. A summary of the differences are set out in notes 25 through 28.

     In the opinion of AerCo's management, the accompanying unaudited consolidated financial statements have been prepared on a basis substantially consistent with the audited consolidated financial statements and contain adjustments, all of which are of a normal recurring nature necessary to present fairly its financial position as of March 31, 1998 and its results of operations and cash flows for the nine months ended March 31, 1998. Interim results are not necessarily indicative of results for the fiscal year.

                                     AERCO

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the directors of AerCo Limited and ALPS 94-1 Limited to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While the directors of AerCo Limited and ALPS 94-1 Limited believe that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made in the assessment of collectibility of receivables, the recoverable amounts in respect of aircraft and goodwill and the related estimated lives of such assets.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the results of AerCo Limited and all its subsidiaries (including ALPS 94-1). All intercompany profits, transactions and account balances have been eliminated.

GOODWILL

     Purchased goodwill arising on the acquisition of a business represents the excess of acquisition cost over the fair value of the identifiable net assets when they were acquired. Purchased goodwill arising on acquisitions is capitalized on the balance sheet and amortized on a straight line basis over the estimated economic life of the goodwill.

     In accordance with Financial Reporting Standard No. 10 "Goodwill and Intangible Assets", goodwill is subject to a mandatory impairment test at the end of the first full financial year following the acquisition. Thereafter goodwill is reviewed for impairment in any other period where events or changes in circumstances indicate that the carrying value may not be recoverable.

REVENUE RECOGNITION

Revenue from aircraft on operating leases is recognised as income on a straight line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. This includes rental income earned on aircraft for the period prior to delivery. Lease rentals received in advance are deferred and recognized over the period to which they relate.

INTEREST INCOME

     Interest is credited to the statement of operations as it is earned.

MAINTENANCE

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to AerCo and ALPS 94-1 from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft maintenance are recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

     Maintenance costs borne directly by AerCo and ALPS 94-1 and which are not paid for by lessees are expensed as incurred.

                                     AERCO

TAXATION

     AerCo Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. AerCo Limited and its Irish subsidiaries are subject to Irish corporation tax on qualifying trading operations at a rate of 10% until December 31, 2005. Thereafter the corporate tax rate is due to revert to 12 1/2% to take account of the stated government commitment on future tax rates. Taxation is provided on the profits of the foreign subsidiaries at the current rates.

     ALPS 94-1 Limited has been granted exempt company status by the Jersey taxation authorities. It pays an exempt company fee of STG L600 per annum. Taxation is provided on the profits of its subsidiaries at the current rates.

AIRCRAFT

     In the period ended June 30, 1995 ALPS 94-1 agreed to purchase 27 aircraft on operating leases from AerFi.

     On July 15, 1998 AerCo completed the AerCo Group transaction resulting in a refinancing and restructuring of ALPS 94-1 and the acquisition of an additional 10 aircraft from AerFi. The refinancing involved the purchase of aircraft at an aggregate appraised fair market value of U.S.$951.97 million.

     Aircraft are stated at cost less accumulated depreciation and are depreciated at rates calculated to write off the cost of the assets to their estimated residual value on a straight line basis, over their estimated useful economic lives. The current estimates of residual values and useful economic lives are generally 15% of cost, and 25 years from date of manufacture, respectively.

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill". An impairment review is carried out when there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted at a market rate of return.

CASH AND LIQUID RESOURCES

     Substantially all of the cash and commercial paper balances are held for specific purposes under the terms of the Trust Indenture. For the purposes of the cash flow statements cash represents amounts available on demand and liquid resources comprise other cash and commercial paper. While the cash balances are held for specific purposes they may be applied for these purposes on demand and are classified as cash in the cash flow statement.

INDEBTEDNESS

     Repayment of the principal amount of the class E note in AerCo and accrued interest thereon is dependent upon funds being available to meet such liabilities as they fall due. Repayment of the principal amount of the class E note in ALPS 94-1 and accrued interest thereon was dependent upon funds being available to meet such liabilities as they fell due. Under the terms of the ALPS 94-1 class E note, the recognition by the directors of a permanent diminution in the value of aircraft resulted in certain circumstances in a legal reduction in the principal balance on the class E note.

                                     AERCO

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     AerCo manages its interest rate exposure through the use of interest rate swaps. Under these swap arrangements AerCo will pay fixed interest and receive floating interest on a monthly basis. The objective of AerCo's interest rate risk management policy is to correlate the contracted fixed and floating rental payments in its portfolio to the floating interest payments on the A, B and C notes, taking account of expected amortization on these notes. Net receipts and payments arising in respect of these swaps are recognized as adjustments to interest expense on an accruals basis.

     AerCo is also exposed to losses in the event of non-performance by counterparties on interest rate swaps or in the event of defaults by lessees where income streams have been hedged. However, AerCo does not anticipate non-performance by the counterparties and losses or gains related to hedging instruments which result from lessee defaults are accounted for as they are incurred.

     ALPS 94-1 did not use any interest rate swaps to manage its interest rate exposure for any period for which the financial statements are presented.

                                     AERCO

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1   CASH AND COMMERCIAL PAPER

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    Cash......................................................        26,413            25,618
    Commercial paper..........................................        39,998            39,997
                                                                     -------           -------
                                                                      66,411            65,615
                                                                     =======           =======

     Substantially all of the cash and commercial paper balances of AerCo at March 31, 2000 and March 31, 1999 are held for specific purposes under the terms of the AerCo Trust Indenture.

2   ACCOUNTS RECEIVABLE, NET

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    Trade receivables, net....................................         4,508             3,174
    Non-trade receivables.....................................           244               830
                                                                     -------           -------
                                                                       4,752             4,004
                                                                     =======           =======

     Trade receivables comprise amounts in respect of rent and maintenance payments due from lessees and are stated net of provisions for doubtful debt.

     As at March 31, 2000 three lessees accounted for 36%, 32% and 20% respectively of trade receivables of AerCo. Trade receivables at March 31, 2000 are shown net of a bad debt provision of U.S.$3.5m.

     As at March 31, 1999 four lessees accounted for 60%, 16%, 14% and 10% respectively of trade receivables of AerCo. Trade receivables at March 31, 1999 are shown net of a bad debt provision of U.S.$1.4m.

     Activity in the allowance for doubtful accounts was as follows:

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                    U.S.$'000         U.S.$'000
    Balance, beginning of period..............................         1,366               819
    Provision for doubtful accounts...........................         2,146               547
                                                                     -------           -------
    Balance, end of period....................................         3,512             1,366
                                                                     =======           =======

     Non-trade receivables comprise prepayments.

3   GOODWILL, NET

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                  U.S.$'000         U.S.$'000
    COST
    At beginning and end of period............................        47,125            47,125
                                                                     -------           -------
    AMORTIZATION
    Beginning of period.......................................        (1,669)               --
    Amortization in period....................................        (2,356)           (1,669)
                                                                     -------           -------
    End of period.............................................        (4,025)           (1,669)
                                                                     -------           -------
    NET BOOK VALUE
    Beginning of period.......................................       (45,456)               --
                                                                     =======           =======
    End of period.............................................        43,100            45,456
                                                                     =======           =======

     Goodwill of U.S.$47.125 million represents the difference between the fair value of the net assets acquired and the consideration paid by AerCo Limited in respect of its acquisition of ALPS 94-1 and the AerFi transferred aircraft. Goodwill is amortized over a 20 year period which is the period over which the directors of AerCo Limited estimate that the value of the underlying businesses acquired is expected to exceed the values of its identifiable net assets. Further information in relation to the calculation of goodwill is set out in note 4.

                                     AERCO

4   ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT

     On July 15, 1998 AerCo Limited acquired 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and the related leases and purchased 10 aircraft and related leases from AerFi. The acquisition of the 10 aircraft from AerFi was achieved through the purchase of the capital stock in a number of aircraft owning subsidiaries of AerFi. AerCo Limited financed the acquisition of the capital stock of ALPS 94-1 Limited and the 10 aircraft from AerFi through the issue of five classes of notes and also used the proceeds from the issue of these notes to repay the third party indebtedness of ALPS 94-1 and the intercompany indebtedness to AerFi of the aircraft owning companies in respect of the 10 aircraft acquired from AerFi.

     The fair value of the net assets acquired and the consideration given on the acquisition of ALPS 94-1 and the AerFi transferred aircraft is summarized as follows:

                                                                      FAIR VALUE ADJUSTMENTS
                                                 AERFI TRANSFERRED   -------------------------
                                    ALPS 94-1        AIRCRAFT         VALUATION       OTHER       FAIR VALUE OF
                                    BOOK VALUE      BOOK VALUE       ADJUSTMENTS   ADJUSTMENTS   ASSETS ACQUIRED
                                    ----------   -----------------   -----------   -----------   ---------------
                                    U.S.$'000      U.S.$'000         U.S.$'000     U.S.$'000      U.S.$'000
Current assets....................    148,899              609               --          (406)        149,102
Fixed assets -- aircraft..........    732,905          178,756           40,312            --         951,973
Accrued liabilities & other
  Liabilities.....................    (72,057)          (5,799)              --       (11,603)        (89,459)
Security deposits.................    (13,255)          (2,950)              --            --         (16,205)
Indebtedness (A to D notes).......   (680,701)              --               --            --        (680,701)
Indebtedness to AerFi.............   (194,314)         (48,435)              --      (118,776)       (361,525)
Deferred income tax...............         --           (5,148)           5,148            --              --
                                    ---------        ---------        ---------     ---------       ---------
NET ASSETS ACQUIRED...............    (78,523)         117,033           45,460      (130,785)        (46,815)
                                    =========        =========        =========     =========
Consideration paid............................................................................           (310)
                                                                                                    ---------
GOODWILL ON ACQUISITION.......................................................................        (47,125)
                                                                                                    =========

     The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect the directors' estimate of their current market value at the date of acquisition. This valuation of the ALPS 94-1 aircraft and the AerFi transferred aircraft exceeded the book values in these entities by $6 million and $34 million respectively. The fair value adjustment in respect of deferred taxation arises on the AerFi transferred aircraft as a result of the change in the tax basis of these aircraft on their acquisition by AerCo Limited.

     The other adjustments in respect of current assets and accrued liabilities and other expenses relate to current assets of the AerFi transferred aircraft not acquired by AerCo Limited and the liability in respect of the makewhole premium payable by ALPS 94-1 on the refinancing of its A to D note indebtedness.

     The adjustment to indebtedness is comprised of (i) an amount of $37 million in respect of indebtedness in the acquired entities which was forgiven as part of the transaction whereby AerCo Limited acquired ALPS 94-1 and the AerFi transferred aircraft and (ii) additional indebtedness to AerFi of U.S.$156 million representing the difference between the historic third party indebtedness of AerFi in respect of the AerFi transferred aircraft and the intercompany indebtedness to AerFi which arose on the acquisition of the aircraft owning companies which held these aircraft at the date they were acquired by AerCo Limited.

                                     AERCO

4   ACQUISITION OF ALPS 94-1 AND THE AERFI TRANSFERRED AIRCRAFT (CONTINUED)
     The historical financial information for ALPS 94-1 is shown in the consolidated statements of operations as comparatives. The summarized statement of operations information for the AerFi transferred aircraft for the year ended June 30, 1998 and for the 14 day period immediately prior to the acquisition by AerCo Limited is set out below:

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                 U.S.$'000         U.S.$'000
REVENUES
Aircraft leasing............................................            983            21,109
EXPENSES
Depreciation................................................           (464)          (10,215)
Net interest expense........................................         (1,392)           (6,612)
Other expenses..............................................            355            (4,804)
                                                                    -------           -------
                                                                     (1,501)          (21,631)
                                                                    -------           -------
NET LOSS FROM OPERATIONS BEFORE TAXES.......................           (518)             (522)
Benefit for taxes...........................................              5               501
                                                                    -------           -------
NET LOSS FOR THE PERIOD.....................................           (513)              (21)
                                                                    =======           =======

5   AIRCRAFT, NET

                                           AERCO             AERCO           ALPS 94-1        ALPS 94-1
                                       MARCH 31, 2000    MARCH 31, 1999    JULY 14, 1998    JUNE 30, 1998
                                       --------------    --------------    -------------    -------------
                                        U.S.$'000         U.S.$'000         U.S.$'000        U.S.$'000
COST
Beginning of period................        937,766                --           949,288          975,179
Additions..........................            622           951,973                --            1,132
Disposals..........................        (16,343)          (14,207)          (76,897)         (27,023)
                                         ---------         ---------         ---------        ---------
End of period......................        922,045           937,766           872,391          949,288
                                         =========         =========         =========        =========
DEPRECIATION
Beginning of period................        (33,513)               --          (140,478)        (108,583)
Charge for the period..............        (46,998)          (33,821)           (1,519)         (37,826)
Disposal...........................            739               308            11,231            5,931
                                         ---------         ---------         ---------        ---------
End of period......................        (79,772)          (33,513)         (130,766)        (140,478)
                                         =========         =========         =========        =========
IMPAIRMENT PROVISIONS
Beginning of period................             --                --            (8,720)         (12,000)
Charge for the period..............        (13,079)               --                --           (8,720)
Disposal...........................             --                --                --           12,000
                                         ---------         ---------         ---------        ---------
End of period......................        (13,079)               --            (8,720)          (8,720)
                                         =========         =========         =========        =========
NET BOOK VALUE
Beginning of period................        904,253                --           800,090          854,596
                                         =========         =========         =========        =========
End of period......................        829,194           904,253           732,905          800,090
                                         =========         =========         =========        =========

                                     AERCO

5   AIRCRAFT, NET (CONTINUED)
     Cost for AerCo represents the fair value of aircraft acquired by AerCo as part of the AerCo transaction at July 15, 1998 which was based on the independent appraised values of the portfolio. Cost for ALPS 94-1 represents the purchase price of aircraft acquired by ALPS 94-1 which was based on the independent appraised values of the portfolio of aircraft at August 24, 1994.

     In the year ended March 31, 2000, the directors of AerCo have made a provision of U.S.$13.1m to reflect an impairment in the value of one B747 aircraft in its fleet. The directors arrived at such determination based on the financial condition of the aircraft's current lessee, the physical condition of the aircraft and the unfavorable market conditions for this aircraft type.

     In the year ended June 30, 1998, the directors of ALPS 94-1 Limited made a provision of U.S.$8.72 million to reflect an impairment in the value of the three F100 aircraft then owned by ALPS 94-1 Limited. The directors arrived at such determination based on the bankruptcy of Fokker N.V. and the discontinuation of its aircraft manufacturing operations, resulting in significant reductions of values and lease rates for Fokker aircraft.

     In the year ended June 30, 1996, the directors of ALPS 94-1 Limited made a provision of U.S.$12 million to reflect an impairment in the value of one A300 aircraft in its fleet. The directors arrived at such determination based upon the then unfavorable market conditions for this aircraft type, which also caused the appraisal firms to reduce their appraisal values for this aircraft type. This aircraft was disposed of to AerFi during the year ended June 30, 1998 and this provision was included in determining the profit on the disposal of this aircraft of U.S.$2.4 million.

     The aircraft and other assets held by ALPS 94-1 had charges attached to them such that they represented security for the notes issued (see note 9(d)).

     During the year ended March 31, 2000, AerCo disposed of one aircraft to a third party to whom the aircraft had been on lease giving rise to a loss on disposal of U.S.$941,000.

     During the period from July 15, 1998 to March 31, 1999 AerCo disposed of one aircraft to a third party to whom the aircraft had been on lease giving rise to a profit on disposal of U.S.$10,000.

     During the period from July 1, 1998 to July 14, 1998 ALPS 94-1 Limited disposed of one aircraft to AerFi. This disposal resulted in a profit of U.S.$10,000 in the period.

     During the year ended June 30, 1998 ALPS 94-1 Limited disposed of one aircraft to AerFi. This disposal resulted in a profit of U.S.$2,426,000 in the year.

                                     AERCO

6   OPERATING LEASES

     All of AerCo's aircraft are leased on operating leases to 25 lessees as at March 31, 2000. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals receivable, by year, on operating leases as of March 31, 2000. The interest rates prevailing at March 31, 2000 have been applied in determining rentals which are variable in accordance with prevailing interest rates.

YEAR ENDING MARCH 31,                                           U.S.$'000
---------------------                                           ----------
2001........................................................      93,691
2002........................................................      74,820
2003........................................................      61,742
2004........................................................      38,230
2005........................................................      16,951
Thereafter..................................................      14,559
                                                                 -------
                                                                 299,993
                                                                 =======

     There are no contingent rentals.

     The leases have charges attached to them such that they represent security for the notes issued.

7   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                               MARCH 31, 2000   MARCH 31, 1999
                                                               --------------   --------------
                                                                 U.S.$'000      U.S.$'000
ACCRUED EXPENSES AND OTHER LIABILITIES COMPRISE:
Aircraft maintenance reserves...............................       32,216           39,697
Deferred income.............................................        3,014            4,670
Interest on A to D notes....................................        2,270            2,260
Interest on E notes.........................................       38,000           14,101
Taxation....................................................           46               53
Other accruals..............................................       14,356            9,655
                                                                  -------          -------
                                                                   89,902           70,436
                                                                  =======          =======

     All accrued expenses and other liabilities fall due within one year with the exception of the entire amount of the accrued interest on the E notes and aircraft maintenance reserves which are split as follows:

                                                               MARCH 31, 2000   MARCH 31, 1999
                                                               --------------   --------------
                                                                 U.S.$'000      U.S.$'000
AIRCRAFT MAINTENANCE RESERVES:
Due within one year.........................................        6,342           13,876
Due after one year..........................................       25,874           25,821
                                                                  -------          -------
                                                                   32,216           39,697
                                                                  =======          =======

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     AerCo's financial instruments comprise its A through E note indebtedness, cash and liquid resources and interest rate swaps. These financial instruments are denominated in U.S. dollars and are used in connection with AerCo's leasing operations. These financial instruments comprise a mixture of fixed and floating items and AerCo has also contracted both fixed and floating rental streams with its lessees.

     AerCo manages its interest rate exposure through the use of interest rate swaps under which it will pay fixed and receive floating on a monthly basis. The objective of AerCo's interest rate risk management policy is to correlate the contracted fixed and floating rental payments on its aircraft to the interest payments on the A, B and C notes taking into account the interest received on its cash deposits. Thus, all of AerCo's interest rate swaps are for hedging purposes.

     AerCo seeks to manage its liquidity risk through maintaining a liquidity reserve amount of U.S.$40 million and through the application of available collections from lessees to meet its debt and other obligations in accordance with a predetermined priority of payments as set out in the Trust Indenture.

     (I) INTEREST RATE PROFILE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The following table depicts the interest rate profile of AerCo's financial assets and financial liabilities at March 31, 2000 after taking into account the derivatives used by AerCo. In accordance with FRS 13 "DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS" the tables do not include interests in associate undertakings and short term debtors and creditors.

     Financial Assets

     After taking account of the interest rate swaps entered into by AerCo, the interest rate profile of AerCo's assets at March 31, 2000 was:

                                                                         FLOATING RATE    FIXED RATE
                                                             TOTAL          ASSETS          ASSETS
                                                           ----------    -------------    ----------
                                                           U.S.$'000     U.S.$'000        U.S.$'000
Financial Assets
Cash...................................................      26,413          26,413             --
Commercial Paper.......................................      39,998          39,998             --
                                                            -------         -------        -------
                                                             66,411          66,411             --
                                                            =======         =======        =======

     The cash bears interest at rates based on daily U.S.$ LIBOR. The commercial paper bears interest based on rates available for A1 +/P1 U.S. commercial paper.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
     Financial Liabilities

     The interest rate profile of AerCo's financial liabilities at March 31, 2000 was:

                                                                         FLOATING RATE    FIXED RATE
                                                                           FINANCIAL       FINANCIAL
                                                             TOTAL        LIABILITIES     LIABILITIES
                                                           ----------    -------------    -----------
                                                           U.S.$'000     U.S.$'000        U.S.$'000
Financial Liabilities
Indebtedness
A-1 notes..............................................     340,000         340,000              --
A-2 notes..............................................     212,281         212,281              --
B-1 notes..............................................      76,293          76,293              --
C-1 notes..............................................      84,444          84,444              --
D-1 notes..............................................      80,000              --          80,000
E-1 notes..............................................     111,973              --         111,973
Aircraft maintenance reserves due after one year.......       5,844           5,844              --
                                                            -------         -------         -------
TOTAL..................................................     910,835         718,862         191,973
                                                            =======         =======         =======

     A-1, A-2, B-1 and C-1 note indebtedness bear interest at rates based on one month LIBOR plus a specified margin of 0.19%, 0.32%, 0.60% and 1.35% respectively.

     Aircraft maintenance reserves bear interest at six month U.S.$ LIBOR rates.

     The interest rate on the D-1 and E-1 notes is 8.5% and 20% respectively. The weighted average period for which the D-1 and E-1 notes are fixed is 11 years and 24 years respectively.

     (II) MATURITY OF FINANCIAL LIABILITIES

     Information relating to the maturity profile of indebtedness is set out in
Note 9. The estimated maturity profile of aircraft maintenance reserves which are classified as financial liabilities is as follows:

DUE:                                                          U.S.$'000
----                                                          ---------
In more than one year but not more than two years...........     2,534
In more than two years but not more than five years.........     3,310
In more than five years.....................................        --
                                                               -------
                                                                 5,844
                                                               =======

     (III) BORROWING FACILITIES

     AerCo had no undrawn committed borrowing facilities at March 31, 2000.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
     (IV) FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The book values and fair values of AerCo's financial assets and liabilities as at March 31, 2000 by category are set out below:

PRIMARY FINANCIAL INSTRUMENTS HELD OR ISSUED TO
FINANCE AERCO'S OPERATIONS                                      BOOK VALUE    FAIR VALUE
-----------------------------------------------                 ----------    ----------
                                                                U.S.$'000     U.S.$'000
Financial Assets
Cash........................................................      26,413        26,413
Commercial paper............................................      39,998        39,998
                                                                 -------       -------
Total.......................................................      66,411        66,411
                                                                 =======       =======
Financial Liabilities
Indebtedness
A-1 notes...................................................     340,000       339,841
A-2 notes...................................................     212,281       210,996
B-1 notes...................................................      76,293        74,591
C-1 notes...................................................      84,444        80,337
D-1 notes...................................................      80,000        67,200
E-1 notes...................................................     111,973        22,395
Aircraft maintenance reserves due after one year............       5,844         5,844
                                                                 -------       -------
Total.......................................................     910,835       801,204
                                                                 =======       =======
Derivative financial instruments
Interest rate swaps (notional principal U.S.$565 million)...          --        11,673
                                                                 =======       =======

     The fair values of notes outstanding have been determined by reference to prices available from the markets in which these notes are traded. The fair value of aircraft maintenance reserves which are subject to floating rates is their par value. All the other fair values shown have been calculated by discounting future estimated cash flows at prevailing interest rates.

     In accordance with the objectives of AerCo's hedging policies the fair value gain arising in respect of AerCo's interest rate swaps is offset to a significant extent by fair value losses inherent in the contracted fixed rate leases entered into by AerCo.

                                     AERCO

8   DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (CONTINUED)
     (V) GAINS AND LOSSES ON HEDGES

     AerCo enters into interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognized in the financial statements. An analysis of these unrecognized gains and losses is as follows:

                                                                                          TOTAL NET
                                                                GAINS         LOSSES        GAINS
                                                              ----------    ----------    ----------
                                                              U.S.$'000     U.S.$'000     U.S.$'000
Unrecognized gains and (losses) on hedges at March 31,
  1999....................................................         776        (2,869)       (2,093)
(Losses) at the start of the year in a gain position at
  the end of year.........................................      (2,635)        2,635            --
                                                               -------       -------       -------
Unrecognized (losses) at March 31, 1999...................      (1,859)         (234)       (2,093)
Gains and (losses) arising in previous periods that were
  recognized in the year to March 31, 2000................       1,389          (118)        1,271
                                                               -------       -------       -------
(Losses) arising before March 31, 1999 that were not
  recognized in the year ended March 31, 2000.............        (470)         (352)         (822)
Gains arising in the current year that were not recognized
  in the year ended March 31, 2000........................      12,173           322        12,495
                                                               -------       -------       -------
Unrecognized gains and (losses) on hedges at March 31,
  2000....................................................      11,703           (30)       11,673
                                                               =======       =======       =======
Of which:
Gains expected to be recognized in 2001...................       4,154           132         4,286
Gains and (losses) expected to be recognized in 2002 or
  later...................................................       7,549          (162)        7,387

9   INDEBTEDNESS

     A) PRINCIPAL

     The purchase by AerCo Limited of 100% of the capital stock of ALPS 94-1 Limited and thereby a portfolio of 25 aircraft and related lessees, the purchase of 10 aircraft and related lessees from AerFi and the refinancing of the ALPS 94-1 indebtedness was funded by the issue of notes by AerCo Limited.

     The notes constitute direct obligations of AerCo Limited. None of the Security Trustee (as defined below) or the noteholders have any security interest, mortgage, charge or similar interest in any of the aircraft.

     Pursuant to the Security Trust Agreement, Bankers Trust Company (the "Security Trustee") has been granted an interest in the capital stock of certain of the direct and indirect subsidiaries of AerCo Limited. The Security Trustee has been granted a security interest, directly or indirectly, in the respective interests of each Aerco Group member in the leases and leases within Aerco Group relating to the aircraft, in any loans extended by AerCo Limited to its subsidiaries and certain cash deposits.

                                     AERCO

9   INDEBTEDNESS (CONTINUED)

     A) PRINCIPAL (CONTINUED)

                                                           AERCO             AERCO
                                                       MARCH 31, 2000    MARCH 31, 1999     AT ISSUE
                                                       --------------    --------------    ----------
                                                        U.S.$'000         U.S.$'000        U.S.$'000
Subclass A-1 notes.................................       340,000           340,000         340,000
Subclass A-2 notes.................................       212,281           255,436         290,000
Subclass B-1 notes.................................        76,293            81,568          85,000
Subclass C-1 notes.................................        84,444            84,931          85,000
Subclass D-1 notes.................................        80,000            80,000          80,000
Subclass E-1 notes.................................       111,973           111,973         111,973
Deferred Financing Costs...........................        (3,793)           (4,691)         (5,364)
                                                          -------           -------         -------
                                                          901,198           949,217         986,609
                                                          =======           =======         =======

     Repayments of principal on the A, B, C and D notes are made monthly and commenced in August 1998. The repayment of principal on the A to D notes is dependent upon the cash available at each monthly payment date and is governed by the Priority of Payments set out in the Trust Indenture entered into by AerCo Limited on July 15, 1998 (the "Closing Date").

     The repayment of class E note principal is not due until the class A to D notes have been fully repaid. Repayment of the principal amount of the class E notes and accrued interest thereon are dependent upon funds being available to meet such liabilities as they fall due.

     B) INTEREST

     Subclass A-1 notes bear interest at LIBOR plus 0.19%, payable monthly in arrears.

     Subclass A-2 notes bear interest at LIBOR plus 0.32%, payable monthly in arrears.

     Subclass B-1 notes bear interest at LIBOR plus 0.60%, payable monthly in arrears.

     Subclass C-1 notes bear interest at LIBOR plus 1.35%, payable monthly in arrears.

     The subclass D-1 notes bear interest at 8.50%. Interest is payable monthly in arrears and commenced in August 1998, subject to available cash. Interest accrued but not paid will be added to the principal outstanding and will accrue interest until paid.

     The subclass E-1 notes bear interest at 20% per annum accruing monthly in arrears. Except for the class E Note Primary Interest Amount which will be paid at a rate of 15.0% per annum multiplied by the Initial Outstanding Principal Balance of the subclass E-1 notes on the Closing Date, no interest is payable on subclass E-1 notes until all of the interest, principal and premium, if any, on the other notes have been repaid in full. The class E note Primary Interest Amount will be paid on each Payment Date only to the extent that AerCo has available collections sufficient to make such payment after paying or providing for each of the items ranking prior to such payment in order of priority under the Trust Indenture.

                                     AERCO

9   INDEBTEDNESS (CONTINUED)

     C) DEBT MATURITY

     The repayment terms of the class A, B, C and D notes are such that certain principal amounts are expected to be repaid on certain dates based on certain assumptions (the "Expected Final Payment Dates") or refinanced through the issue of new notes by specified Expected Final Payment Dates but in any event are ultimately due for repayment on specified final maturity dates (the "Final Maturity Dates"). In the event that the A, B and C notes are not repaid or refinanced by the Expected Final Payment Dates the interest rates applicable to those notes may increase. The Expected Final Payment Dates, Final Maturity Dates, Principal Amount and interest rates applicable to each class of note are set out as below:

                                           PRINCIPAL AMOUNT    EXPECTED FINAL
CLASS OF NOTES            INTEREST RATES    MARCH 31, 2000      PAYMENT DATE      FINAL MATURITY DATE
--------------            --------------   ----------------   -----------------   -------------------
                                           U.S.$ MILLION
Class A-1...............  LIBOR + 0.19%           340             July 15, 2000      July 15, 2023
Class A-2...............  LIBOR + 0.32%           212         December 15, 2005      July 15, 2023
Class B-1...............  LIBOR + 0.60%            76             July 15, 2005      July 15, 2004
Class C-1...............  LIBOR + 1.35%            85             July 15, 2013      July 15, 2005
Class D.................           8.5%            80            April 15, 2014      July 15, 2023
Class E.................            20%           112             July 15, 2023      July 15, 2023
                                                -----
                                                  905
                                                =====

     The repayment dates and amounts of the notes shown in the table below are not fixed contractual obligations but are the amounts AerCo will pay if cash flows are in accordance with targets. To the extent that cash flows exceed, or do not meet, the targets then these amounts will vary in accordance with the Trust Indenture. The targets assume that the minimum future rentals as summarised in Note 6 are received after making adjustments for the anticipated performance of the lessees.

     The target principal balances repayable analysed by year of repayment are as follows (all amounts are in U.S.$'000):

                                                            SUBCLASS
                                 --------------------------------------------------------------
YEAR ENDING MARCH 31               A-1        A-2        B-1        C-1        D-1       TOTAL
--------------------             -------    -------    -------    -------    -------    -------
2001.........................    340,000     32,322      4,323      1,074         --    377,719
2002.........................         --     30,942      4,964      1,749         --     37,655
2003.........................         --     22,532      5,460      2,490         --     30,482
2004.........................         --     26,924      6,732      3,285         --     36,941
2005.........................         --     25,302      7,540      4,126         --     36,968
Thereafter...................         --     74,259     47,274     71,720     80,000    273,253
                                 -------    -------    -------    -------    -------    -------
Total........................    340,000    212,281     76,293     84,444     80,000    793,018
                                 =======    =======    =======    =======    =======    =======

     The principal of the subclass E-1 notes is not payable until the outstanding principal balance of the class A to D notes is reduced to zero.

10  SECURITY DEPOSITS

     Security deposits of U.S.$16,304,000 in AerCo as at March 31, 2000 (U.S.$14,783,000 at March 31, 1999) are held as security for obligations in accordance with the terms of certain leases. The deposits are held as cash and commercial paper by AerCo (See Note 1).

                                     AERCO

11  SHARE CAPITAL

     Called up share capital comprises:

                                                                  MARCH 31, 2000    MARCH 31, 1999
                                                                  --------------    --------------
                                                                    U.S.$             U.S.$
    AUTHORIZED
    10,000 ordinary shares of U.S.$1 each.....................        10,000            10,000
                                                                     =======           =======
    ISSUED AND FULLY PAID
    20 ordinary shares of U.S.$1 each.........................            20                20
                                                                     =======           =======

     AerCo Limited issued 20 ordinary shares at U.S.$1 each on June 4, 1998.

12  REVENUES AND CONCENTRATION OF CREDIT RISK

     A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                                      AERCO            ALPS 94-1
                                   AERCO           PERIOD FROM        PERIOD FROM         ALPS 94-1
                                 YEAR ENDED      JULY 15, 1998 TO   JULY 1, 1998 TO       YEAR ENDED
                               MARCH 31, 2000     MARCH 31, 1999     JULY 14, 1998      JUNE 30, 1998
                              ----------------   ----------------   ----------------   ----------------
                              U.S.$'000    %     U.S.$'000    %     U.S.$'000    %     U.S.$'000    %
                              ---------   ----   ---------   ----   ---------   ----   ---------   ----
Europe.....................     52,956    48.5    40,456     48.8     1,508     41.5      45,624   45.3
North America..............      9,186     8.4     7,009      8.5       144      4.0       4,328    4.3
South/Central America......     21,366    19.6    14,318     17.3       716     19.7      21,375   21.2
Asia/Pacific...............     25,638    23.5    21,043     25.4     1,267     34.8      29,355   29.2
                               -------    ----    ------     ----     -----     ----   ---------   ----
                               109,146     100    82,826      100     3,635      100     100,682    100
                               =======    ====    ======     ====     =====     ====   =========   ====

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2000, 17% and 11% of AerCo's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

     In the period from July 15, 1998 to March 31, 1999, 18% and 10% of AerCo's lease revenues was derived from the United Kingdom and Spain respectively. No other country accounted for greater than 10% of AerCo's lease revenues.

     In the period from July 1, 1998 to July 14, 1998, 15%, 15%, 14% and 10% of ALPS 94-1's lease revenues was derived from Chile, Hungary, Spain and the United Kingdom respectively. No other country accounted for greater than 10% of ALPS 94-1's lease revenues.

     In the year ended June 30, 1998, 15%, 14% and 12% of ALPS 94-1's lease revenues was derived from the United Kingdom, Chile and Spain respectively. No other country accounted for greater than 10% of ALPS 94-1's lease revenues.

     B)  CONCENTRATION OF CREDIT RISK

     Credit risk with respect to trade accounts receivable is generally mitigated due to the number of lessees and their dispersal across different geographic areas.

     AerCo and ALPS 94-1 manage their exposures to particular countries through obtaining security from lessees by way of deposits, letters of credit and guarantees. In addition AerCo and ALPS 94-1 had maintained Political Risk Insurance in respect of certain lessees.

                                     AERCO

12  REVENUES AND CONCENTRATION OF CREDIT RISK (CONTINUED)

     B)  CONCENTRATION OF CREDIT RISK (CONTINUED)
     AerCo and ALPS 94-1 continually evaluate the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, make an appropriate provision for doubtful debts.

     As at March 31, 2000 one lessee accounted for 11% of AerCo's lease revenues. No other lessee accounted for greater than 10% of AerCo's lease revenues for the year ended March 31, 2000.

     As at March 31, 1999, one lessee accounted for 10% of AerCo's lease revenues. No other lessee accounted for greater than 10% of AerCo's lease revenues for the period from July 15, 1998 to March 31, 1999.

     At July 14, 1998 no lessee accounted for greater than 10% of ALPS 94-1's lease revenues.

     As at June 30, 1998, one lessee accounted for 14% of ALPS 94-1's lease revenues and another accounted for 12% of ALPS 94-1's lease revenues. No other lessee accounted for greater than 10% of ALPS 94-1's lease revenues for the year ended June 30, 1998.

13  EXCEPTIONAL ITEMS

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                         YEAR END       JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                      U.S.$'000          U.S.$'000           U.S.$'000         U.S.$'000
Provision for impairment in
  aircraft value (note 5).........        13,079                 --                  --             8,720
Termination fee (i)...............            --                 --                  --            12,700
                                         -------            -------             -------           -------
                                          13,079                 --                  --            21,420
                                         =======            =======             =======           =======

---------------

(i) In the year ended June 30, 1998 the directors of ALPS 94-1 Limited approved the transaction involving the sale of the capital stock of ALPS 94-1 Limited to AerCo Limited. ALPS 94-1 Limited entered into a contract with its servicer, GE Capital Aviation Services Limited ("GECAS") whereby it agreed to terminate the GECAS servicing agreement in respect of the management of ALPS 94-1's assets in consideration for a termination fee of $12.7 million. This amount was charged in the year ended June 30, 1998.

14  NET INTEREST EXPENSE

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                       U.S.$'000          U.S.$'000           U.S.$'000         U.S.$'000
Interest payable on notes.........        80,957             56,047               2,977            73,560
Net interest income...............        (2,139)            (1,939)               (220)           (3,775)
                                         -------            -------             -------           -------
                                          78,818             54,108               2,757            69,785
                                         =======            =======             =======           =======

                                     AERCO

15  OTHER EXPENSES

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                       U.S.$'000          U.S.$'000           U.S.$'000         U.S.$'000
Servicer's fees...................         4,023              2,637                 108             2,894
Political risk insurance..........           292                247                  54               425
Hull war risks insurance..........           363                329                  --                --
Administration fees...............         2,102              1,561                  20               412
Cash managers' fees...............           251                177                  --                76
Technical & leasing costs.........         5,021              1,521                  --             1,914
Provision for doubtful costs......         2,146                547                 174                --
Legal & professional fees.........           736                657                 260               440
Directors' & Officer's
  insurance.......................           352                282                  12               295
Directors' fees and expenses......           344                278                  18               100
Audit and tax fees................           112                 75                  --                43
                                         -------            -------             -------           -------
                                          15,742              8,311                 646             6,599
                                         =======            =======             =======           =======

16  NET LOSS BEFORE PROVISION FOR TAXES

     A) NET LOSS BEFORE PROVISION FOR TAXES IS STATED AFTER CHARGING:

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                       U.S.$'000          U.S.$'000           U.S.$'000        U.S.$'000
     Directors' remuneration......           344                278                  18             100
                                         =======            =======             =======             ===

     B) DIRECTORS AND OFFICERS' INSURANCE

     Directors' and Officers' Insurance has been implemented for AerCo and ALPS 94-1. Directors of AerCo Limited and ALPS 94-1 Limited also have the protection of an unsecured indemnity from AerCo Limited and ALPS 94-1 Limited in respect of claims relating to them in their capacity as directors.

17  PROVISION FOR TAXES

                                                             AERCO             ALPS 94-1
                                          AERCO           PERIOD FROM         PERIOD FROM        ALPS 94-1
                                        YEAR ENDED      JULY 15, 1998 TO    JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000     MARCH 31, 1999      JULY 14, 1998     JUNE 30, 1998
                                      --------------    ----------------    ---------------    -------------
                                        U.S.$'000         U.S.$'000           U.S.$'000         U.S.$'000
     Corporation tax provision....            (51)              (35)                 --               (33)
                                         ========           =======             =======           =======

     Taxation provisions for AerCo and ALPS 94-1 relate to taxes levied in local jurisdictions in respect of the activities of subsidiaries.

     AerCo's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005.

                                     AERCO

18  BASIC AND DILUTED LOSS PER ORDINARY SHARE

     The calculation of basic and diluted loss per ordinary share for AerCo Limited for the year ended March 31, 2000 and the period from July 15, 1998 to March 31, 1999 has been computed by dividing the losses of U.S.$48,839,000 and U.S.$15,108,000 respectively by the weighted average number of ordinary shares outstanding during these periods of 20 shares.

     The calculation of basic and diluted loss per ordinary share for ALPS 94-1 Limited from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 has been computed by dividing the losses of U.S.$1,277,000 and U.S.$32,555,000 respectively by the weighted average number of ordinary shares outstanding during these periods of 10 shares.

     No adjustments have been made to the basic or diluted loss per ordinary share for ALPS 94-1 Limited for the period from July 1, 1998 to July 15, 1998 and for the year ended June 30, 1998 as a result of the change in capital structure and the fair value adjustments arising out of the refinancing and acquisition of ALPS 94-1 and the AerFi transferred aircraft and therefore, the earnings per share figures for AerCo Limited and ALPS 94-1 Limited are not directly comparable.

19  STAFF COSTS AND NUMBERS

     AerCo and ALPS 94-1 have no employees.

20  SUBSIDIARY COMPANIES

     AerCo Limited has the following subsidiary companies as at March 31, 2000:

NAME                                COUNTRY OF INCORPORATION          BUSINESS          % OF SHARES HELD
----                                ------------------------    --------------------    ----------------
AerCo Ireland Limited.............  Ireland                     Aircraft leasing and          100%
                                                                sub-leasing
AerCo Ireland II Limited..........  Ireland                     Aircraft leasing and          100%
                                                                sub-leasing
AerCo USA Inc.....................  USA                         Aircraft leasing and          100%
                                                                sub-leasing
ALPS 94-1 Limited.................  Jersey                      Aircraft leasing and          100%
                                                                sub-leasing
Pergola Limited...................  Ireland                     Aircraft leasing and          100%
                                                                sub-leasing
ALPS 94-1(Belgium) N.V............  Belgium                     Aircraft leasing and          100%
                                                                sub-leasing
AerFi (Belgium) N.V...............  Belgium                     Aircraft leasing and          100%
                                                                sub-leasing
ALPS 94-1 (France) S.A.R.L........  France                      Dormant                       100%

     As at July 14, 1998 and all previous periods, ALPS 94-1 was comprised of ALPS 94-1 Limited and its 100% owned subsidiaries, Pergola Limited, ALPS 94-1 (Belgium) N.V. and ALPS 94-1 (France) S.A.R.L.

21  DIVIDENDS

     Under the Articles of Association, the shareholders of ALPS 94-1 Limited were entitled to receive a fixed cumulative preferential dividend of U.S.$1,500 per annum out of the profits. This dividend was not declared in the year ended June 30, 1998.

                                     AERCO

22  CASH FLOW STATEMENT

     A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                             ALPS 94-1
                                          AERCO             AERCO           PERIOD FROM        ALPS 94-1
                                        YEAR ENDED       PERIOD ENDED     JULY 1, 1998 TO     YEAR ENDED
                                      MARCH 31, 2000    MARCH 31, 1999     JULY 14, 1998     JUNE 30, 1998
                                      --------------    --------------    ---------------    -------------
                                      U.S.$'000         U.S.$'000          U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest -- A - C notes...........        43,585            30,694              3,872            49,191
Interest -- D - E notes...........        10,999             7,332                 --             5,624
Interest rate swaps...............         1,566               987                 --                --
                                         -------           -------            -------           -------
                                          56,150            39,013              3,872            54,815
                                         =======           =======            =======           =======

     B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT -- AERCO

                                                                U.S.$'000
                                                                ---------
Increase in cash in the year................................          795
Cash outflow from decrease in debt..........................       48,917
Increase in liquid resources in year........................            1
                                                                ---------
Change in net debt resulting from cash flows................       49,713
Amortization of issue costs.................................         (898)
                                                                ---------
Movement in net debt in the year............................       48,815
Net debt at March 31, 1999..................................     (883,602)
                                                                ---------
Net debt at March 31, 2000..................................     (834,787)
                                                                =========

     C) ANALYSIS OF NET DEBT -- AERCO

                                                                        OTHER NON
                                        MARCH 31, 1999    CASH FLOW    CASH CHARGES    MARCH 31, 2000
                                        --------------    ---------    ------------    --------------
                                         U.S.$'000        U.S.$'000    U.S.$'000        U.S.$'000
Cash................................         25,618             795            --           26,413
Liquid resources....................         39,997               1            --           39,998
Indebtedness........................       (949,217)         48,917          (898)        (901,198)
                                          ---------       ---------     ---------        ---------
                                           (883,602)         49,713          (898)        (834,787)
                                          =========       =========     =========        =========

     D) PURCHASE OF SUBSIDIARY UNDERTAKINGS

                                                                U.S.$'000
                                                                ----------
NET ASSETS ACQUIRED
Aircraft....................................................      951,973
Accounts receivable.........................................        2,927
Cash........................................................      146,175
Accrued expenses and other liabilities......................      (60,430)
Security deposits...........................................      (16,205)
                                                                ---------
                                                                1,024,440
Goodwill....................................................       47,125
                                                                ---------
                                                                1,071,565
                                                                =========
Satisfied by cash...........................................    1,071,565
                                                                =========

                                     AERCO

23  COMMITMENTS

     AerCo Limited and its consolidated subsidiaries have no long-term contracts other than those with their service providers (see note 31) and lessees (see note 6).

     FOREIGN TAXATION

     The international character of AerCo's operations give rise to some uncertainties with regard to the impact of taxation in certain countries. The position is kept under continuos review and AerCo provides for all known liabilities.

24  NEW ACCOUNTING STANDARDS IMPLEMENTED

     FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" ("FRS 12") was effective for AerCo for its first trading accounting period ended March 31, 1999.

     Under the accounting policy previously adopted by ALPS 94-1 all aircraft maintenance reserves collected from lessees in respect of major aircraft and engine overhauls were held as provisions. Under FRS 12 the pre-accrual of maintenance costs is not permitted and accordingly ALPS 94-1 changed its accounting policy in the period ended March 31, 1999 to reflect the adoption of the AerCo accounting policy for maintenance. The effect of this change in accounting policy is that maintenance reserves collected from lessees which cannot be drawn down by current lessees are no longer provided. Such reserves only arose prior to June 30, 1996 and the adjustment therefore has no effect on reported results. The balance sheet effect of this change in accounting policy was to reduce both maintenance provisions and the accumulated deficit of ALPS 94-1 by U.S.$1.973 million at each balance sheet date.

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with U.K. GAAP which differ significantly in certain respects from U.S. GAAP. These significant differences are described below:

     (A) BASIS OF ACCOUNTING FOR TRANSACTIONS BETWEEN AERCO, ALPS 94-1 AND
AERFI.

     Under U.K. GAAP the transaction whereby AerCo Limited acquired ALPS 94-1 Limited and the AerFi transferred aircraft is accounted for using acquisition accounting. Under U.S. GAAP the transactions between AerCo, ALPS 94-1 and AerFi are transactions between entities under common control as these entities are all part of a single consolidated group. The U.S. GAAP historical financial information is presented for ALPS 94-1 and has not been retroactively restated using the "AS-IF-POOLING-OF INTEREST-METHOD" in respect of the AerFi transferred aircraft because of the restricted nature of the vehicles.

     (B) AIRCRAFT

     Under U.K. GAAP the aircraft acquired by ALPS 94-1 from AerFi and those acquired by AerCo as part of the transaction whereby AerCo acquired ALPS 94-1 and the AerFi transferred aircraft, are recorded at their fair value on the acquisition date. Under U.S. GAAP transfers of assets between AerCo, ALPS 94-1 and AerFi are accounted for on a historical cost basis as transactions between entities under the common control of AerFi.

     Effective from July 1, 1996 the method of depreciation is the same for both U.K. and U.S. GAAP. Prior to that date under U.K. GAAP, depreciation was provided at 2% for the first 15 years and 7% thereafter whereas under U.S. GAAP prior to July 1, 1996, the aircraft were depreciated on a straight-line basis so as to write-off the cost of the assets over a period of 25 years. Under U.K. GAAP, a provision for additional

                                     AERCO

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     (B) AIRCRAFT (CONTINUED)
depreciation was made on July 1, 1996 to reflect the impact of adopting the revised estimates of accumulated depreciation in respect of prior periods. Under U.S. GAAP, no such additional depreciation charge arises.

     For U.S. GAAP purposes, ALPS 94-1 adopted FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of " as of July 1, 1996. AerCo has also adopted FASB Statement No.
121. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of ALPS 94-1's assets in the period when it was first applied. Prior to the adoption of the FASB Statement No. 121, ALPS 94-1 recorded additional charges to reduce the book value of specific assets to fair value where a permanent diminution in value was considered to have occurred.

     The differences between income recorded for U.K. GAAP and U.S. GAAP therefore relate to (i) the difference between the amortized cost of the aircraft under U.S. GAAP and the initial appraised value under U.K. GAAP, (ii) the difference in depreciation under U.S. GAAP and U.K. GAAP, (iii) the difference in additional depreciation resulting from the change in depreciation method under U.K. GAAP, (iv) the difference in the cost of aircraft disposed under U.S. GAAP and U.K. GAAP, (v) different impairment provisions because of the different cost base for the aircraft.

     (C) CASH FLOWS

     In accordance with U.K. GAAP AerCo and ALPS 94-1 comply with Financial Reporting Standard No. 1 (Revised) -- "Cash Flow Statements" ("FRS 1"). Its objective and principles are similar to those set out in SFAS No. 95 "Statement of Cash Flows". The principal difference between the standards is in respect of classification. Under FRS1, AerCo and ALPS 94-1 present their cash flows for:
(a) operating activities; (b) return on investments and servicing of finance;
(c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) management of liquid resources and (g) financing activities. SFAS No. 95 requires only three categories of cash flow activity; (a) operating;
(b) investing; and (c) financing.

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS1 are included as operating activities under SFAS No. 95. Cash flows arising from capital expenditure under FRS1 are included as investing activities under SFAS No. 95.

     For the purposes of cash flows under U.S. GAAP, AerCo and ALPS 94-1 consider all highly liquid deposits with a maturity of three months or less to be cash equivalents. Under U.K. GAAP, cash represents amounts available on demand and liquid resources comprise other cash and commercial paper.

     Substantially all of the cash balances of AerCo at March 31, 2000 and March 31, 1999 are held for specific purposes under the terms of the AerCo Trust Indenture.

     Substantially all of the cash balances of ALPS 94-1 at June 30, 1998 and July 14, 1998 were held for specific purposes under the terms of the ALPS 94-1 Deed of Charge.

                                     AERCO

25 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
     (D) GOODWILL

     Under U.K. GAAP the difference between the fair value of the net assets of ALPS 94-1 and the AerFi transferred aircraft, and the purchase consideration paid by AerCo Limited to acquire these entities gives rise to goodwill of $47 million which is capitalised and amortised over a period of 20 years. No goodwill arises under U.S. GAAP as the transaction is accounted for on a historical cost basis as a transaction between entities under common control.

     (E) ISSUE COSTS

     Under U.K. GAAP issue costs arising on the completion of the refinancing transaction are disclosed as a reduction of the related indebtedness. Under U.S. GAAP issue costs are disclosed separately as deferred financing costs.

     (F) MAINTENANCE

     AerCo's accounting policy for aircraft maintenance reflects its adoption of FRS 12 as explained in Note 24. The historic U.K. GAAP financial information for ALPS 94-1 has been restated to reflect the application of the AerCo accounting policy for all periods. For U.S. GAAP the cumulative effect of this change in accounting policy has been reflected in the results for the period ended March 31, 1999.

     (G) GAIN ON EXTINGUISHMENT OF DEBT

     Under U.K. GAAP the makewhole premium payable by ALPS 94-1 on the settlement of its A to D note indebtedness and the indebtedness to AerFi which was forgiven as part of the AerCo transaction are fair value adjustments to the net assets of ALPS 94-1 and the AerFi transferred aircraft acquired by AerCo (see Note 4). Under U.S. GAAP the makewhole premium and the indebtedness forgiven by AerFi are accounted for as an extraordinary gain on the extinguishment of indebtedness.

     (H) FUTURE DEVELOPMENTS

     SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities" was issued in June 1998. In June 1999, The Financial Accounting Standards Board ("FASB") issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date until fiscal years beginning after 15 June 2000. Therefore, initial application for AerCo will be on 1 April 2001 and on that date, hedging relationships shall be designated anew. The SFAS may not be retroactively applied to financial statements of prior periods. AerCo is currently reviewing the likely impact of this Statement.

                                     AERCO

26 RECONCILIATION OF NET INCOME AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET INCOME IN ACCORDANCE WITH U.S. GAAP

                                                                            ALPS 94-1
                                                                           (UNAUDITED)        ALPS 94-1
                                            AERCO            AERCO         NINE MONTHS       PERIOD FROM       ALPS 94-1
                                          YEAR ENDED      PERIOD ENDED        ENDED        JULY 1, 1998 TO    YEAR ENDED
                                        MARCH 31, 2000   MARCH 31, 1999   MARCH 31, 1998    JULY 14, 1998    JUNE 30, 1998
                                        --------------   --------------   --------------   ---------------   -------------
                                          U.S.$'000       U.S.$'000        U.S.$'000        U.S.$'000         U.S.$'000
Retained loss in accordance with U.K
  GAAP................................      (48,839)         (15,108)         (17,824)           (1,277)         (32,555)
Goodwill amortization.................        2,356            1,669               --                --               --
Exceptional item: additional
  depreciation charge.................           --               --               --                --               --
Difference in depreciation of
  aircraft............................        8,644            5,759            4,315               243            5,773
Difference in provision for impairment
  of aircraft value...................        6,979               --            8,200                --            8,200
Difference in book value of aircraft
  sold................................           --               --               --             7,007               --
Difference in book value of aircraft
  sold................................         (375)            (319)              --                --           (2,226)
                                          ---------        ---------        ---------         ---------        ---------
NET (LOSS)/INCOME IN ACCORDANCE WITH
  U.S. GAAP BEFORE EXTRAORDINARY
  ITEM................................      (31,235)          (7,999)          (5,309)            5,973          (20,808)
                                          ---------        ---------        ---------         ---------        ---------
Cumulative effect of change in
  accounting policy for maintenance...           --            1,973               --                --               --
EXTRAORDINARY ITEM -- NET GAIN ON
  EXTINGUISHMENT OF DEBT;
  Gain on forgiveness of indebtedness
    to AerFi arising as part of the
    refinancing transaction...........           --           37,389               --                --               --
  Makewhole premium arising on
    refinancing.......................           --          (11,603)              --                --               --
                                          ---------        ---------        ---------         ---------        ---------
                                                 --           25,786               --                --               --
                                          ---------        ---------        ---------         ---------        ---------
NET (LOSS)/INCOME IN ACCORDANCE WITH
  U.S. GAAP...........................      (31,235)          19,760           (5,309)            5,973          (20,808)
                                          =========        =========        =========         =========        =========
Weighted average number of ordinary
  shares outstanding..................           20               20               10                10               10
                                          =========        =========        =========         =========        =========
BASIC AND DILUTED (LOSS)/PROFIT PER
  ORDINARY SHARE FOR THE PERIOD AS SO
  ADJUSTED, BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING POLICY FOR
  MAINTENANCE AND EXTRAORDINARY
  ITEM................................     (1,561.7)         (399.95)          (530.9)            597.3         (2,080.8)
Cumulative effect of change in
  accounting policy for maintenance...           --            98.65               --                --               --
Extraordinary item....................           --          1,289.3               --                --               --
                                          ---------        ---------        ---------         ---------        ---------
BASIC AND DILUTED PROFIT/(LOSS) PER
  ORDINARY SHARE FOR THE PERIOD AS SO
  ADJUSTED............................     (1,561.7)             988           (530.9)            597.3         (2,080.8)
                                          =========        =========        =========         =========        =========

                                     AERCO

27 RECONCILIATION OF SHAREHOLDERS' DEFICIT AS STATED IN ACCORDANCE WITH U.K. GAAP TO SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S. GAAP

                                                                  AERCO         AERCO
                                                                  AS AT         AS AT
                                                                MARCH 31,     MARCH 31,
                                                                   2000          1999
                                                                ----------    ----------
                                                                U.S.$'000     U.S.$'000
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.K. GAAP..........      (63,947)      (15,108)
ITEMS HAVING THE EFFECT OF AMENDING SHAREHOLDERS' DEFICIT
Difference between the fair value of the assets acquired by
  AerCo and their predecessor cost..........................     (141,873)     (141,873)
Goodwill arising on acquisition.............................      (47,125)      (47,125)
Amortization of goodwill....................................        4,025         1,669
Effect of extraordinary item differences between U.K. GAAP
  and U.S. GAAP (see note 26)...............................       25,786        25,786
Cumulative effect of change in accounting policy for
  maintenance...............................................        1,973         1,973
Cumulative effect of other differences in net income between
  U.K. GAAP and U.S. GAAP (see note 26).....................       20,688         5,440
                                                                ---------     ---------
SHAREHOLDERS' DEFICIT IN ACCORDANCE WITH U.S. GAAP..........     (200,473)     (169,238)
                                                                =========     =========

                                     AERCO

28 RECONCILIATION OF AIRCRAFT AS STATED IN ACCORDANCE WITH U.K. GAAP TO AIRCRAFT AS STATED IN ACCORDANCE WITH U.S. GAAP

                                                      U.K. GAAP                 U.S. GAAP
                                                ----------------------    ----------------------
                                                  AERCO        AERCO        AERCO        AERCO
                                                MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,
                                                  2000         1999         2000         1999
                                                ---------    ---------    ---------    ---------
                                                U.S.$'000    U.S.$'000    U.S.$'000    U.S.$'000
COST
Cost........................................      937,766      951,973      937,766      951,973
Step up cost................................           --           --     (142,185)    (141,873)
                                                ---------    ---------    ---------    ---------
Beginning of period.........................      937,776           --      795,581           --
Additions...................................          622      951,973          622      810,100
Disposals...................................      (16,343)     (14,207)     (16,686)     (14,519)
                                                ---------    ---------    ---------    ---------
End of period...............................      922,045      937,766      779,517      795,581
                                                =========    =========    =========    =========
DEPRECIATION
Beginning of period.........................      (33,513)          --      (27,761)          --
Charge for the period.......................      (46,998)     (33,821)     (38,354)     (28,062)
Disposal....................................          739          308          707          301
                                                ---------    ---------    ---------    ---------
End of period...............................      (79,772)     (33,513)     (65,408)     (27,761)
                                                =========    =========    =========    =========
PROVISION FOR PERMANENT DIMINUTION IN VALUE
Beginning of period.........................           --           --           --           --
Charge for the period.......................      (13,079)          --       (6,100)          --
Disposal....................................           --           --           --           --
                                                ---------    ---------    ---------    ---------
End of period...............................      (13,079)          --       (6,100)          --
                                                =========    =========    =========    =========
NET BOOK VALUE
Beginning of period.........................      904,253           --      767,820           --
                                                =========    =========    =========    =========
End of period...............................      829,194      904,253      708,009      767,820
                                                =========    =========    =========    =========

29  FAIR VALUE OF FINANCIAL INSTRUMENTS

     AerCo Limited estimates that the fair value of its cash and cash equivalents and other receivables and payables at March 31, 2000 and March 31, 1999 approximate to the amounts at which these items are reflected in AerCo's balance sheet. This is due to the relatively short-term nature of the instruments and the frequency at which they reprice.

30  FOREIGN CURRENCY TRANSACTIONS

     AerCo's and ALPS 94-1's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

31  RELATED PARTY TRANSACTIONS

     (A) AERFI ACTS AS CASH MANAGER AND ADMINISTRATIVE AGENT TO AERCO FROM JULY 15, 1998

     AerFi received a fee as cash manager and administrative agent to AerCo for the year ended March 31, 2000 of U.S.$2,353,000 and for the period from July 15, 1998 to March 31, 1999 of U.S.$1,738,000.

                                     AERCO

31  RELATED PARTY TRANSACTIONS (CONTINUED)
     (A) AERFI ACTS AS CASH MANAGER AND ADMINISTRATIVE AGENT TO AERCO FROM JULY 15, 1998 (CONTINUED)
     On July 15, 1998 AerCo Limited acquired a portfolio of 10 aircraft and related leases from AerFi and the capital stock of ALPS 94-1 Limited, a vehicle in which AerFi was the E note holder.

     (B) BABCOCK & BROWN LIMITED ("BABCOCK")

     Babcock has acted as lease manager to AerCo from July 15, 1998. In addition to managing AerCo's aircraft, Babcock also manages aircraft owned by its affiliates and other third parties. Babcock may from time to time have conflicts of interest in performing its obligations to AerCo and other entities to which it provides management, marketing and other services.

     Babcock received a fee as lease manager which amounted to U.S.$4,023,000 for the year ended March 31, 2000 and U.S.$2,637,000 for the period from July 15, 1998 to March 31, 1999.

     (C) GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

     GECAS acted as lease manager to ALPS 94-1 until July 14, 1998. In addition to managing the ALPS 94-1 aircraft GECAS also managed aircraft owned by GE Capital and its affiliates and other third parties, including AerFi from whom ALPS 94-1's aircraft were purchased. GECAS may from time to time have had conflicts of interest in performing its obligations to ALPS 94-1 and other entities to which it provides management, marketing and other services.

     GECAS received a fee as lease manager which amounted to U.S.$108,000 for the period from July 1, 1998 to July 14, 1998 (year to June 30, 1998 -- U.S.$2,894,000).

     GECAS is an affiliate of GE Capital which held the Class D note of ALPS 94-1 and had the right to appoint a representative to the board of ALPS 94-1. During the year ended June 30, 1998 the GECAS servicing agreement was terminated and a termination fee of U.S.$12,700,000 was paid to GECAS (Note 13).

     (D) MR. E. J. HANSOM (DIRECTOR)

     Mr. E. J. Hansom is the Chief Financial Officer of AerFi and is a representative on the board of AerCo Limited appointed by AerFi, as holder of the Class E note of AerCo Limited. Mr. E. J. Hansom is also a director of ALPS 94-1 Limited. ALPS 94-1 Limited purchased its aircraft from AerFi and AerCo Limited purchased the AerFi transferred aircraft from AerFi.

     (E) MS. R. HYNES (DIRECTOR)

     Ms. R. Hynes is General Counsel of AerFi and is a representative on the board of AerCo Limited appointed by AerFi as holder of the Class E note of AerCo Limited. Ms. R. Hynes was also a director of ALPS 94-1 Limited until January 19, 2000. ALPS 94-1 Limited purchased its aircraft from AerFi and AerCo Limited purchased the AerFi transferred aircraft from AerFi.

     (F) MR. G. A. ROBINSON (DIRECTOR)

     Mr. G. A. Robinson performs consulting services from time to time for Air 2000 one of the lessees of AerCo and ALPS 94-1. Included in aircraft leasing revenue is an amount of U.S.$5,168,000 for the year ended March 31, 2000 (March 31, 1999: U.S.$3,588,000, July 14, 1998: U.S.$202,000, June 1998:
U.S.$5,202,000) in respect of Air 2000.

                                     AERCO

32  POST BALANCE SHEET EVENTS

     On June 14, 2000 the directors of AerCo Limited approved a transaction to proceed with a refinancing of AerCo Group involving inter alia:

     - The refinancing of AerCo's subclass A-1 notes in the amount of $340 million and subclass D-1 notes in the amount of $80 million,

     - the purchase directly and indirectly of an additional 30 aircraft and related leases from AerFi at their appraised value of $724 million, and

     -  the replacement of the existing Servicer with AerFi.

     New notes will be issued by AerCo and the proceeds will be used to enable AerCo to repay the principal outstanding on the existing subclass A-1 notes and subclass D-1 notes and to acquire the additional 30 aircraft from AerFi directly or through the acquisition of 100% owned subsidiaries of AerFi. The transaction is scheduled to close on July 17, 2000, although deliveries of the additional aircraft may take some time to complete after that date.

33  YEAR 2000

     AerCo is dependent on AerFi and Babcock for its information systems. AerFi and Babcock instigated a review of the problems and issues likely to impact AerCo in respect of the Year 2000 computing issue. This review included surveying AerCo's suppliers, financial institutions and lessees to avoid any adverse impact which they may have had on AerCo.

     The directors of AerCo are not aware of any adverse affects or significant issues in respect of their systems or operations arising from the Year 2000 computing issue. The directors will continue to monitor and address Year 2000 exposures but do not expect any adverse issues to arise.

                              FINANCIAL STATEMENTS

                           AERFI TRANSFERRED AIRCRAFT

                           AERFI TRANSFERRED AIRCRAFT

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statements of operations, cash flows and changes in net assets for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998. These financial statements are the responsibility of the directors of AerCo Limited. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which do not differ in any material respects from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the AerFi transferred aircraft for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 in conformity with generally accepted accounting principles in the United Kingdom.

     As discussed in note 15 to the financial statements, AerCo has adopted the provisions of Financial Reporting Standard 12, "Provisions, Contingent Liabilities and Contingent Assets". As a result, the accounting policy used to record maintenance for the AerFi transferred aircraft has been amended to reflect the adoption of the AerCo accounting policy.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations of the AerFi transferred aircraft for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998 to the extent summarised in note 12 to the financial statements.

KPMG
Chartered Accountants
Dublin, Ireland
August 9, 1999

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF OPERATIONS

                                                        (UNAUDITED)         PERIOD FROM
                                                     NINE MONTHS ENDED    JULY 1, 1998 TO     YEAR ENDED
                                            NOTES     MARCH 31, 1998       JULY 14, 1998     JUNE 30, 1998
                                            -----    -----------------    ---------------    -------------
                                                         U.S.$'000           U.S.$'000         U.S.$'000
REVENUES
Aircraft leasing..........................    4            15,499                 983            21,109
EXPENSES
Depreciation..............................    2            (7,599)               (464)          (10,215)
Net interest expense......................    5            (5,808)             (1,392)           (6,612)
Other expenses............................    6            (3,766)                355            (4,804)
                                                          -------             -------           -------
                                                          (17,173)             (1,501)          (21,631)
                                                          -------             -------           -------
NET LOSS FROM OPERATIONS BEFORE PROVISION
  FOR TAXES...............................                 (1,674)               (518)             (522)
Benefit for taxes.........................    7               560                   5               501
                                                          -------             -------           -------
NET LOSS FOR THE PERIOD...................                 (1,114)               (513)              (21)
                                                          =======             =======           =======

     All recognized gains and losses are included in the statements of operations above.

     There is no material difference between the net loss for the period, and its historical cost equivalent.

     The results for the period are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-43 to F-44, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT

                            STATEMENTS OF CASH FLOWS

                                                      (UNAUDITED)         PERIOD FROM
                                                   NINE MONTHS ENDED    JULY 1, 1998 TO     YEAR ENDED
                                                    MARCH 31, 1998       JULY 14, 1998     JUNE 30, 1998
                                                   -----------------    ---------------    -------------
                                                       U.S.$'000           U.S.$'000         U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period........................          (1,114)               (513)              (21)
ADJUSTMENTS TO RECONCILE NET LOSS FROM
  OPERATIONS TO NET CASH PROVIDED BY OPERATING
  ACTIVITIES
Depreciation charge for the period.............           7,599                 464            10,215
Deferred income tax............................            (560)                 (5)             (501)
Changes in operating assets and liabilities
  Accounts receivable and due from AerFi.......             (24)             24,539             2,960
  Accrued expenses and other liabilities.......           4,894                (970)           (3,366)
  Net maintenance expenditure..................          (7,326)               (448)           (6,477)
  Net security deposits received/(repaid)......            (516)                 50               (30)
                                                        -------             -------           -------
NET CASH PROVIDED BY OPERATING ACTIVITIES......           2,953              23,117             2,780
                                                        -------             -------           -------
CAPITAL EXPENDITURE
Purchase of aircraft...........................             (65)                 --           (11,585)
                                                        -------             -------           -------
FINANCING ACTIVITIES
Contributions from AerFi.......................           4,833              16,793            35,504
Indebtedness repaid............................          (7,721)            (39,910)          (26,699)
                                                        -------             -------           -------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING
  ACTIVITIES...................................          (2,888)            (23,117)            8,805
                                                        -------             -------           -------
NET INCREASE IN CASH...........................              --                  --                --
CASH AT BEGINNING OF PERIOD....................              --                  --                --
                                                        -------             -------           -------
CASH AT END OF PERIOD..........................              --                  --                --
                                                        =======             =======           =======

     Disclosure of cash flow information is set out in note 9.

     The accompanying notes, including the statement of accounting policies on pages F-43 to F-44, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                  TOTAL
                                                                ---------
                                                                U.S.$'000
                                                                ---------
Balance at June 30, 1997....................................       65,270
Net contribution from AerFi.................................       35,504
Net loss for the year.......................................          (21)
                                                                ---------
Balance at June 30, 1998....................................      100,753
Net contribution from AerFi.................................       16,793
Net loss for the period.....................................         (513)
                                                                ---------
Balance at July 14, 1998....................................      117,033
                                                                =========

     The accompanying notes, including the statement of accounting policies on pages F-43 to F-44, are an integral part of the financial statements.

                           AERFI TRANSFERRED AIRCRAFT
                        STATEMENT OF ACCOUNTING POLICIES

INTRODUCTION AND BASIS OF PREPARATION

     These financial statements present the statements of operations and the cash flows for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998 and the statements of net assets at July 14, 1998 and June 30, 1998 of the aircraft (the "AERFI TRANSFERRED AIRCRAFT") acquired by AerCo Limited from AerFi pursuant to a secured financing transaction on July 15, 1998.

     Under the transaction AerCo Limited acquired all of the capital stock of ALPS 94-1 Limited, a company which owned 25 aircraft and related leases, and also acquired 10 aircraft and related leases from AerFi. The further details of the transaction and of the basis of preparation of these financial statements for the AerFi transferred aircraft are set out in Note 1.

     The accounting policies followed in the preparation of the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom and comply with financial reporting standards of the Accounting Standards Board in the United Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales.

     The financial statements are prepared on the going concern basis and under the historic cost convention and are stated in U.S. dollars, which is the principal operating currency of the entity and of the aviation industry.

     The unaudited financial statements included herein have been prepared without audit and conform with generally accepted accounting principles in the United Kingdom and comply with Financial Reporting Standards of the Accounting Standards Board in the United Kingdom as promulgated by the Institute of Chartered Accountants in England and Wales.

     In the opinion of AerCo's management, the accompanying unaudited financial statements have been prepared on a basis consistent with the audited financial statements and contain adjustments, all of which are of a recurring nature, necessary to present fairly its financial position as of March 31, 1998 and its results of operations and cash flows for the nine months ended March 31, 1998. Interim results are not necessarily indicative of results for the fiscal year.

REVENUE RECOGNITION

     Revenue from aircraft on operating leases is recognized as income on a straight-line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. Lease rentals received in advance are deferred and recognized over the period to which they relate.

INTEREST INCOME

     Interest earned during the period has been credited to the statement of operations.

MAINTENANCE

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to the AerFi transferred aircraft from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft maintenance are recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

                           AERFI TRANSFERRED AIRCRAFT
                STATEMENT OF ACCOUNTING POLICIES -- (CONTINUED)

MAINTENANCE (CONTINUED)
     Maintenance costs borne directly by the AerFi transferred aircraft and which are not paid for by lessees are expensed as incurred.

TAXATION

     Corporation tax is provided based on the results for the period. Deferred income tax assets and liabilities recognize the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

AIRCRAFT

     Aircraft are stated at cost less accumulated depreciation less impairments in value. Cost comprises the net purchase price of the aircraft when originally acquired by AerFi.

     Cost comprises the invoiced cost net of manufacturer's discounts. Depreciation is calculated on a straight-line basis. The estimates of useful economic lives and residual values are reviewed periodically. The current estimates for residual values are generally 15% of cost and for useful economic lives are as follows:

                                                                YEARS    FROM
                                                                -----    ----
Refurbished and upgraded aircraft -- converted to
  freighters................................................     20      Conversion Date
All other aircraft..........................................     25      Manufacture Date

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill". An impairment review is only required where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted by a market rate of return.

     AerFi adopted FASB Statement No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of" as of July 1, 1996. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors' estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of the entity's assets in the period when it was first applied or in previous periods.

                           AERFI TRANSFERRED AIRCRAFT
                       NOTES TO THE FINANCIAL STATEMENTS

1   BASIS OF PREPARATION

     Under a refinancing transaction of July 15, 1998, AerCo Limited acquired 100% of the capital stock of ALPS 94-1 Limited and thereby acquired 25 aircraft and related leases and acquired directly or indirectly 10 aircraft and related leases from AerFi. The transaction was effected by transferring ALPS 94-1 Limited and subsidiaries and the existing AerFi subsidiaries that own the AerFi transferred aircraft to AerCo Limited.

     Simultaneously with such transfers, AerCo Limited issued approximately U.S.$800 million in aggregate principal amount of notes in four subclasses: subclass A-1, subclass A-2, subclass B-1 and subclass C-1 ("NOTES"). AerCo Limited also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes, which are initially held by AerFi. In addition, as part of the transaction a subsidiary of AerFi surrendered its holding of its existing Class E Note of ALPS 94-1 Limited. AerCo Limited used the proceeds of the issuance of the notes, the subclass D-1 notes and subclass E-1 notes to finance the repayment of all of ALPS 94-1's existing financial indebtedness and to acquire or to finance the acquisition of the AerFi transferred aircraft from AerFi.

     These financial statements present, on the bases and assumptions set out below, the results of operations, assets and liabilities relating to the aircraft transferred to AerCo from AerFi, reflecting the nine aircraft owned by AerFi during the year ended June 30, 1998 and the acquisition in April 1998 of an A300-B4-200 aircraft by AerFi from ALPS 94-1 Limited. The financial statements have been prepared by AerFi Administrative Services Limited on behalf of the directors of AerCo Limited.

     (i) The financial statements are presented on a historical cost basis as if the AerFi transferred aircraft had been organized as single economic entity for the period from July 1, 1998 to July 14, 1998, and for the year ended June 30, 1998.

     (ii) The transaction was approved as planned and was completed such that AerCo was a going concern with adequate capital and finance in place.

     (iii) For the purposes of these financial statements, an allocation of certain costs such as selling, general and administrative expenses of AerFi to the AerFi transferred aircraft has been made. The most significant element of these costs relate to aircraft management fees, substantially all of which are asset based fees calculated as an annual percentage of a reference net book value of aircraft under management. The balance of such costs have been calculated based on AerFi's estimate of the other overhead costs incurred in managing the fleet of aircraft for the year. Management believes that the basis for these allocations are reasonable.

     (iv) During the period from July 1, 1998 to July 14, 1998 two of the aircraft were financed by finance leases to AerFi and one aircraft was financed by notes issued by AerFi. For these aircraft the financial lease obligations, the liabilities under the notes and related cash flows and interest costs are reflected in these financial statements.

     During the period from July 1, 1998 to July 14, 1998 the financial lease obligations and the liabilities under the notes were repaid.

     In the case of the remaining aircraft, no separate identifiable financing was in place. These aircraft are assumed to have been financed by intercompany indebtedness to AerFi at levels based on the ratio of AerFi's overall net debt to aircraft net book value of 51.87% at June 30, 1997, 42.06% at June 30, 1998 and 42.06% at July 14, 1998 and repayments to AerFi are assumed to have been made accordingly during the period.

     (v) The interest charged on the assumed indebtedness to AerFi is based on AerFi's average cost of debt of 9.59% for the period from July 1, 1998 to July 14, 1998 and for the year ended June 30, 1998.

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1   BASIS OF PREPARATION (CONTINUED)
     (vi) Cash generated from or absorbed by the activities of the entity during the period is reflected through the intercompany account as distributions to or transfers from AerFi. This includes restricted cash held by AerFi with respect to the entity. No separate cash balances existed for the entity.

     (vii) The tax provisions and deferred income tax assets and liabilities of the entity have been determined as if the aircraft had been owned by taxable entities separate from AerFi.

2   AIRCRAFT

                                                                JULY 14, 1998    JUNE 30, 1998
                                                                -------------    -------------
                                                                  U.S.$'000        U.S.$'000
COST
Beginning of period.........................................        283,713          272,128
Additions during the period.................................             --           11,585
                                                                  ---------        ---------
End of period...............................................        283,713          283,713
                                                                  =========        =========
DEPRECIATION
Beginning of period.........................................       (100,493)         (90,278)
Charge for the period.......................................           (464)         (10,215)
                                                                  ---------        ---------
End of period...............................................       (100,957)        (100,493)
                                                                  =========        =========
Impairment provision........................................         (4,000)          (4,000)
                                                                  =========        =========
NET BOOK VALUE
Beginning of period.........................................        179,220          177,850
                                                                  =========        =========
End of period...............................................        178,756          179,220
                                                                  =========        =========

     Cost represents the net purchase price of the aircraft when originally acquired by AerFi.

     The directors of AerCo Limited determine on an annual basis whether an impairment in value of the AerFi transferred aircraft has occurred. Where an impairment in value is considered to have occurred provision is made based upon market appraisals of the individual aircraft prepared by three professional appraisal firms, together with other factors such as maintenance reserves held by the entity, the creditworthiness of particular lessees, current rental values compared to open market and the length of remaining lease term.

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3   OPERATING LEASES

     All the aircraft are held for operating lease. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals, by years, on operating leases as of July 14, 1998. The interest rates prevailing at July 14, 1998 have been applied in determining rentals that are variable in accordance with prevailing interest rates.

                                                              U.S.$'000
                                                              ---------
Period July 15, 1998 to June 30, 1999.......................    22,595
Year ended June 30, 2000....................................    26,153
Year ended June 30, 2001....................................    17,439
Year ended June 30, 2002....................................    13,191
Year ended June 30, 2003....................................    15,181
Thereafter..................................................     9,458
                                                               -------
                                                               104,017
                                                               =======

4   REVENUES AND CONCENTRATION OF CREDIT RISK

     A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                                           PERIOD FROM
                                                         JULY 1, 1998 TO          YEAR ENDED
                                                          JULY 14, 1998          JUNE 30, 1998
                                                       -------------------    -------------------
                                                       U.S.$'000      %       U.S.$'000      %
                                                       ---------    ------    ---------    ------
Europe.............................................       543         55.3     12,950       61.36
North America......................................       231         23.5      4,195       19.87
South/Central America..............................       137         13.9      3,727       17.65
Asia/Pacific.......................................        72          7.3        237        1.12
                                                          ---       ------     ------      ------
                                                          983       100.00     21,109      100.00
                                                          ===       ======     ======      ======

     All revenues are derived from aircraft leasing.

     In the period from July 1, 1998 to July 14, 1998, 27%, 24%, 15%, 14% and
14% of the entity's lease revenues was derived from Turkey, the United States, the United Kingdom, Brazil and France respectively.

     In the year ended June 30, 1998, 30%, 20%, 18%, 16% and 15% of the entity's lease revenues was derived from Turkey, the United States, Brazil, the United Kingdom and France respectively.

     B) CONCENTRATION OF CREDIT RISK

     Credit risk with respect to trade accounts receivable is generally mitigated due to the number of lessees and their dispersal across different geographic areas.

     The entity manages its exposure to particular countries in part through obtaining security from lessees by way of deposits, letters of credit and guarantees. In addition the entity maintains Political Risk Insurance in respect of certain lessees.

     The entity continually evaluates the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, makes an appropriate provision for doubtful debts.

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4  REVENUES AND CONCENTRATION OF CREDIT RISK (CONTINUED)
     B) CONCENTRATION OF CREDIT RISK (CONTINUED)
     As at July 14, 1998, five lessees accounted for 15%, 15%, 14%, 14% and 13% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the period from July 1, 1998 to July 14, 1998.

     As at June 30, 1998, five lessees accounted for 18%, 16%, 15%, 15% and 14% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the year ended June 30, 1998.

5   NET INTEREST EXPENSE

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Interest payable on finance lease obligations...............          1,125             2,076
Interest payable on AerFi notes.............................             55             1,596
Interest payable on indebtedness due to AerFi...............            212             4,902
Net interest income on amounts due from AerFi...............             --            (1,962)
                                                                    -------           -------
                                                                      1,392             6,612
                                                                    =======           =======

6   OTHER EXPENSES

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Servicer's fees.............................................             52             1,201
Aircraft leasing costs......................................           (424)            3,348
Political risk insurance....................................             --              (145)
Administration fees.........................................              2                40
Legal and professional fees.................................              4               100
Deferred expenditure........................................             --                --
Cash manager's fees.........................................              9               210
Audit and tax fees..........................................              2                50
                                                                    -------           -------
                                                                       (355)            4,804
                                                                    =======           =======

     Aircraft leasing costs include costs relating to the repair and return to releasable condition of aircraft following return from lessees. Such costs amounted to U.S.$1.5 million in 1998.

7   BENEFIT FOR TAXES

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Tax benefit of the AerFi transferred aircraft consists of
  the following:
Deferred income tax benefit.................................              5               501
                                                                    -------           -------
                                                                          5               501
                                                                    =======           =======

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7   BENEFIT FOR TAXES (CONTINUED)

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Deferred tax assets and liabilities of the AerFi transferred aircraft:
Deferred tax assets relating to losses......................         (5,515)           (5,415)
Deferred tax liability relating to aircraft.................         10,663            10,568
                                                                    -------           -------
                                                                      5,148             5,153
                                                                    =======           =======

     The entity's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005. U.S. Federal and State tax is provided at a rate of 35%.

     Two aircraft, for tax purposes, are treated as being leased from third parties under U.S. "SAFE HARBOUR LEASE" tax rules. Under existing laws, certain events could reverse the cumulative effect of this tax treatment, in which case the entity would be required to make payments to third parties under the tax indemnification clauses included in the lease agreements. As of July 14, 1998 the maximum potential exposure under this provision is U.S.$0.9 million (June 30, 1998: U.S.$0.9 million). The directors of AerCo Limited believe that no events have taken place which would cause such payments to become due.

8   STAFF COSTS AND NUMBERS

     The entity has no employees.

9   CASH FLOW STATEMENT

     (A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO     YEAR ENDED
                                                                 JULY 14, 1998     JUNE 30, 1998
                                                                ---------------    -------------
                                                                   U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest -- Individual financings...........................            212             4,902
Interest -- AerFi notes.....................................             55             1,600
Interest -- Indebtedness to AerFi...........................          1,175             2,076
                                                                    -------           -------
                                                                      1,442             8,578
                                                                    =======           =======

     (B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                              U.S.$'000
                                                              ----------
Increase in cash in the period..............................        --
Cashflow from increase in debt..............................   (39,910)
Increase in liquid resources in period......................        --
                                                               -------
Change in net debt resulting from cashflows.................   (39,910)
                                                               -------
Movement in net debt in the period..........................   (39,910)
Net debt at June 30, 1998...................................    88,345
                                                               -------
Net debt at July 14, 1998...................................    48,435
                                                               =======

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

9   CASH FLOW STATEMENT (CONTINUED)
     C) ANALYSIS OF NET DEBT

                                                          JUNE 30, 1998    CASHFLOW     JULY 14, 1998
                                                          -------------    ---------    -------------
                                                            U.S.$'000      U.S.$'000      U.S.$'000
Cash..................................................            --             --             --
Liquid resources......................................            --             --             --
Indebtedness..........................................        88,345        (39,910)        48,435
                                                             -------        -------        -------
                                                              88,345        (39,910)        48,435
                                                             =======        =======        =======

10  COMMITMENTS

     The entity has no long-term contracts other than those with its service providers (see note 14).

11  NEW ACCOUNTING STANDARDS IMPLEMENTED

     FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" was effective for AerCo for its first trading accounting period ended March 31, 1999.

     Under the accounting policy previously adopted by the entity all aircraft maintenance reserves collected from lessees in respect of major aircraft and engine overhauls were held as provisions. Under FRS 12 the pre-accrual of maintenance costs is not permitted and accordingly the entity has changed its accounting policy to reflect the adoption of the AerCo accounting policy for maintenance. The effect of this change in accounting policy is that maintenance reserves collected from lessees which cannot be drawn down by current lessees are no longer provided. Such reserves only arose prior to June 30, 1996 and the adjustment therefore has no effect on reported results. The balance sheet effect of this change in accounting policy is to reduce maintenance provisions and to increase net assets of the entity by U.S.$2.923 million at each balance sheet date.

12 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("U.K. GAAP") which differ significantly in certain respects from those generally accepted in the United States ("U.S. GAAP").

     AerCo's accounting policy for aircraft maintenance reflects its adoption of FRS 12 as explained in note 11. The historic U.K. GAAP financial information for the AerFi transferred aircraft has been restated to reflect the application of the AerCo accounting policy for all periods. For U.S. GAAP the cumulative effect of this change in accounting policy has been reflected in the results for the period ended July 14, 1998.

RECONCILIATION OF NET LOSS AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET LOSS IN ACCORDANCE WITH U.S. GAAP.

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO       YEAR ENDED
                                                                 JULY 14, 1998      JUNE 30, 1998
                                                                ----------------    --------------
                                                                   U.S.$'000          U.S.$'000
NET LOSS IN ACCORDANCE WITH U.K. GAAP.......................           (513)               (21)
Cumulative effect of change in accounting policy for
  Maintenance...............................................          2,923                 --
                                                                    -------            -------
NET INCOME/(LOSS) IN ACCORDANCE WITH U.S. GAAP..............          2,410                (21)
                                                                    =======            =======

                           AERFI TRANSFERRED AIRCRAFT
                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

12 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
RECONCILIATION OF NET ASSETS AS STATED IN ACCORDANCE WITH U.K. GAAP TO NET ASSETS IN ACCORDANCE WITH U.S. GAAP.

                                                                  PERIOD FROM
                                                                JULY 1, 1998 TO      YEAR ENDED
                                                                 JULY 14, 1998      JUNE 30, 1998
                                                                ----------------    -------------
                                                                 U.S.$'000          U.S.$'000
Net assets in accordance with U.K. GAAP.....................        117,033            100,753
Cumulative effect of change in accounting policy for
  maintenance...............................................             --             (2,923)
                                                                    -------            -------
Net assets in accordance with U.S. GAAP.....................        117,033             97,830
                                                                    =======            =======

     There were no other significant differences between U.K. GAAP and U.S. GAAP arising in respect of the entity for the period from July 1, 1998 to July 14, 1998 and the year ended June 30, 1998.

13  FOREIGN CURRENCY TRANSACTIONS

     The entity's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

14  RELATED PARTY TRANSACTIONS

     GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

     During the period from July 1, 1998 to July 14, 1998 GECAS acted as lease manager for the entity. In addition to managing the entity's aircraft GECAS also manages aircraft owned by GE Capital and its affiliates and other third parties, including AerFi. GECAS may from time to time have had conflicts of interest in performing its obligations to the entity and other entities to which it provides management, marketing and other services.

     GECAS receives an annual fee from AerFi as lease manager of certain of its aircraft -- U.S.$52,075 (June 30, 1998: U.S.$1,201,000) of this fee is attributed to the entity for the period from July 1, 1998 to July 14, 1998

                              FINANCIAL STATEMENTS

                        NEW AERFI TRANSFERRING AIRCRAFT

                        NEW AERFI TRANSFERRING AIRCRAFT

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statements of net assets of the New AerFi transferring aircraft as of March 31, 2000, March 31, 1999 and March 31, 1998 and the statements of operations, cash flows and changes in net assets for the years ended March 31, 2000, 1999 and 1998. These financial statements are the responsibility of the directors of AerCo Limited. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which do not differ in any material respects from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the statements of net assets of the New AerFi transferring aircraft as of March 31, 2000, March 31, 1999 and March 31, 1998 and the statements of income, cash flows and changes in net assets for the years ended March 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles in the United Kingdom.

     Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have no significant effect on the results of operations for the years ended March 31, 2000, 1999 and 1998 and the statements of net assets as of March 31, 2000, March 31, 1999 and March 31, 1998.

KPMG
Chartered Accountants
Dublin, Ireland
June 14, 2000

                        NEW AERFI TRANSFERRING AIRCRAFT

                            STATEMENTS OF NET ASSETS

                                           NOTES    MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                           -----    --------------    --------------    --------------
                                                      U.S.$'000         U.S.$'000         U.S.$'000
ASSETS
CURRENT ASSETS
Cash, restricted.........................               16,784                --                --
Accounts receivable, net.................      2         2,349               786                 1
                                                       -------           -------           -------
TOTAL CURRENT ASSETS.....................               19,133               786                 1
INTANGIBLE ASSETS
Goodwill, net............................      3         6,011                --                --
FIXED ASSETS
Aircraft.................................      5       653,336            30,196            31,556
                                                       -------           -------           -------
TOTAL ASSETS.............................              678,480            30,982            31,557
                                                       =======           =======           =======
LIABILITIES
Accrued expenses and other liabilities...      7        32,888               692               521
Indebtedness.............................      8       483,302            20,527            23,399
Security deposits........................      9         7,531               834               834
Deferred income tax......................     13           899               855               866
                                                       -------           -------           -------
TOTAL LIABILITIES........................              524,620            22,908            25,620
NET ASSETS...............................              153,860             8,074             5,937
                                                       =======           =======           =======

     The accompanying notes, including the statement of accounting policies on pages F-58 to F-60, are an integral part of the financial statements.

                        NEW AERFI TRANSFERRING AIRCRAFT

                            STATEMENTS OF OPERATIONS

                                                      YEAR ENDED        YEAR ENDED        YEAR ENDED
                                           NOTES    MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                           -----    --------------    --------------    --------------
                                                      U.S.$'000         U.S.$'000         U.S.$'000
REVENUES
Aircraft leasing.........................     10        26,258             3,292             3,712
EXPENSES
Depreciation.............................      5       (10,086)           (1,360)           (1,360)
Amortization of goodwill.................      3           (89)               --                --
Net interest expense.....................     11       (11,593)           (1,578)           (2,049)
Other expenses...........................     12        (2,578)             (463)             (542)
                                                       -------           -------           -------
                                                       (24,346)           (3,401)           (3,951)
                                                       -------           -------           -------
NET PROFIT/(LOSS) FROM OPERATIONS BEFORE
  TAXES..................................                1,912              (109)             (239)
(Provision)/Benefit for taxes............     13           (44)               11                24
                                                       -------           -------           -------
NET PROFIT/(LOSS) FOR THE YEAR...........                1,868               (98)             (215)
                                                       =======           =======           =======

     All recognized gains and losses are included in the statements of operations above.

     There is no material difference between the net profit/(loss) for the year, and its historical cost equivalent.

     The results for the year are derived from continuing operations.

     The accompanying notes, including the statement of accounting policies on pages F-58 to F-60, are an integral part of the financial statements.

                        NEW AERFI TRANSFERRING AIRCRAFT
                            STATEMENTS OF CASH FLOWS

                                                     YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss) for the year.................          1,868               (98)             (215)
ADJUSTMENTS TO RECONCILE NET PROFIT/(LOSS) FROM
  OPERATIONS TO NET CASH PROVIDED/(UTILISED) BY
  OPERATING ACTIVITIES
Depreciation charge for the year...............         10,086             1,360             1,360
Amortization of goodwill.......................             89                --                --
Deferred income tax............................             44               (11)              (24)
Changes in operating assets and liabilities
  Accounts receivable..........................            718              (785)               --
  Accrued expenses and other liabilities.......           (220)              171               (87)
  Net maintenance expenditure..................          3,158                --            (1,663)
  Net security deposits received/(repaid)......            144                --              (606)
                                                     ---------         ---------         ---------
NET CASH PROVIDED/(UTILISED) BY OPERATING
  ACTIVITIES...................................         15,887               637            (1,235)
                                                     ---------         ---------         ---------
CAPITAL EXPENDITURE
Purchase of aircraft...........................        (21,191)               --                --
                                                     ---------         ---------         ---------
ACQUISITION
Purchase of Indigo transferring aircraft.......       (102,529)               --                --
Cash acquired with Indigo transferring
  aircraft.....................................         14,424                --                --
                                                     ---------         ---------         ---------
                                                       (88,105)               --                --
FINANCING ACTIVITIES
Contributions from AerFi.......................        143,918             2,235             5,710
Net indebtedness repaid........................        (33,725)           (2,872)           (4,475)
                                                     ---------         ---------         ---------
NET CASH INFLOW/(OUTFLOW) FROM FINANCING
  ACTIVITIES...................................        110,193              (637)            1,235
                                                     ---------         ---------         ---------
NET INCREASE IN CASH...........................         16,784                --                --
CASH AT BEGINNING OF YEAR......................             --                --                --
                                                     ---------         ---------         ---------
CASH AT END OF YEAR............................         16,784                --                --
                                                     =========         =========         =========

     Supplemental disclosure of cash flow information is set out in note 15.

     The accompanying notes, including the statement of accounting policies on pages F-58 to F-60, are an integral part of the financial statements.

                        NEW AERFI TRANSFERRING AIRCRAFT

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                  TOTAL
                                                                ---------
                                                                U.S.$'000
Balance at March 31, 1997...................................         442
Net contributions from AerFi................................       5,710
NET LOSS FOR THE YEAR.......................................        (215)
                                                                 -------
Balance at March 31, 1998...................................       5,937
Net contribution from AerFi.................................       2,235
NET LOSS FOR THE YEAR.......................................         (98)
                                                                 -------
Balance at March 31, 1999...................................       8,074
Net contribution from AerFi.................................     143,918
NET PROFIT FOR THE YEAR.....................................       1,868
                                                                 -------
Balance at March 31, 2000...................................     153,860
                                                                 =======

     The accompanying notes, including the statement of accounting policies on pages F-58 to F-60, are an integral part of the financial statements.

                        NEW AERFI TRANSFERRING AIRCRAFT

                        STATEMENT OF ACCOUNTING POLICIES

INTRODUCTION AND BASIS OF PREPARATION

     Under the proposed refinancing transaction AerCo Limited will acquire 30 aircraft (including one aircraft purchased by AerFi in April 2000) and related leases from AerFi. On December 16, 1999 AerFi tendered for 100% of the share capital of Indigo who at that date owned 26 of the 30 aircraft which are proposed to be purchased from AerFi by AerCo Limited (the "INDIGO TRANSFERRING AIRCRAFT"). At December 16, 1999 AerFi owned three aircraft which it also proposes to transfer to AerCo as part of the refinancing transaction in July 2000. The further details of the transaction and of the basis of preparation of these financial statements for the entity are set out in note 1.

     These financial statements present the statements of operations and the cash flows for the years ended March 31, 2000, March 31, 1999 and March 31, 1998 and the statements of net assets at March 31, 2000, March 31, 1999 and March 31, 1998 of the three AerFi owned aircraft and the Indigo transferring aircraft from December 16, 1999 -- (date of acquisition of Indigo by AerFi) to be acquired by AerCo Limited from AerFi pursuant to a securitisation and refinancing transaction (together the "NEW AERFI TRANSFERRING AIRCRAFT").

     The accounting policies followed in the preparation of the accompanying financial statements conform with generally accepted accounting principles in the United Kingdom and comply with financial reporting standards of the Accounting Standards Board in the Kingdom as promulgated by The Institute of Chartered Accountants in England and Wales.

     The financial statements are prepared on the going concern basis and under the historic cost convention and are stated in U.S. dollars, which is the principal operating currency of the entity and of the aviation industry.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the directors of AerCo Limited to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While the directors of AerCo Limited believe that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made in the assessment of collectibility of receivables, the recoverable amounts in respect of aircraft and the related estimated lives of such assets.

REVENUE RECOGNITION

     Revenue from aircraft on operating leases is recognized as income on a straight-line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. Lease rentals received in advance are deferred and recognized over the period to which they relate.

INTEREST INCOME

     Interest earned during the year has been credited to the statement of operations.

MAINTENANCE

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to the entity from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft

                        NEW AERFI TRANSFERRING AIRCRAFT
maintenance are recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

     Maintenance costs borne directly by the entity and which are not paid for by lessees are expensed as incurred.

TAXATION

     Corporation tax is provided based on the results for the year. Deferred income tax assets and liabilities recognize the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

AIRCRAFT

     On December 16, 1999, AerFi tendered for 100% of the share capital of Indigo. These financial statements reflect the acquisition by the entity on December 16, 1999 of the Indigo transferring aircraft (the "STARTING DATE OF PERIOD OF COMMON CONTROL") transferring to AerCo as part of the refinancing in July 2000. Aircraft are stated at cost less accumulated depreciation less impairments in value and are depreciated at rates calculated to write off the cost of the assets to their estimated residual value.

     Depreciation is calculated on a straight-line basis over their estimated useful economic lives. The estimates of useful economic lives and residual values are reviewed periodically. The current estimates for residual values and useful economic lives are generally 15% of cost and 25 years from date of manufacture respectively.

     Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred in accordance with Financial Reporting Standard No. 11 "Impairment of Tangible Fixed Assets and Goodwill". An impairment review is only required where there has been an indication of impairment, usually on the basis of independent market appraisals and indications of market demand. An impairment is measured by comparing the carrying value of the aircraft and engines with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the aircraft, discounted by a market rate of return.

     AerFi adopted FASB Statement No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of" as of July 1, 1996. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors' estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of the entity's assets in the year when it was first applied or in previous years.

                        NEW AERFI TRANSFERRING AIRCRAFT

CASH, RESTRICTED

     The cash held by the entity is restricted and is held in interest bearing accounts by certain lenders to the entity. These cash balances are held in respect of the entity's maintenance obligations under certain of its leases and may be applied on demand to meet these obligations. Cash restricted is classified as cash in the statement of cash flows.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     The entity manages its interest rate exposure through the use of interest rate swaps. Under these swap arrangements the entity will pay fixed interest and receive floating interest on monthly basis. The objective of the entity's interest rate risk management policy is to correlate the contracted fixed rental payments in its portfolio to the floating interest payments on the related debt facility, taking account of expected amortization on the debt. Net receipts and payments arising in respect of these swaps are recognized as adjustments to interest expense on an accruals basis.

     The entity is also exposed to losses in the event of non-performance by counterparties on interest rate swaps or in the event of defaults by lessees where income streams have been hedged. However, the entity does not anticipate non-performance by the counterparties and losses or gains related to hedging instruments which result from lessee defaults are accounted for as they are incurred.

                        NEW AERFI TRANSFERRING AIRCRAFT

                       NOTES TO THE FINANCIAL STATEMENTS

1   BASIS OF PREPARATION

     Under a proposed refinancing and securitization transaction AerCo Limited will acquire directly or indirectly an additional 30 aircraft and related leases from AerFi.

     On July 17, 2000, it is proposed that AerCo Limited will issue approximately U.S.$960 million in aggregate principal amount of offered notes in four subclasses: subclass A-3, subclass A-4, subclass B-2 and subclass C-2. AerCo Limited will also issue two additional subclasses of notes, the subclass D-2 notes and the subclass E-2 notes, which will initially be held by AerFi. It is proposed that AerCo Limited will use substantially all of the proceeds of the issuance of the offered notes, the subclass D-2 notes and subclass E-2 notes to refinance all of AerCo's existing subclass A-1 notes and subclass D-1 notes and to finance the acquisition of 30 aircraft from AerFi.

     Due to the uncertainties in relation to the timing of obtaining lessee consents to the transfer of the 30 aircraft from AerFi to AerCo, AerFi has structured the acquisition of the additional aircraft as a sale to AerCo of the capital stock of approximately 18 AerFi wholly owned subsidiaries, that are expected to occur in a series of transactions following the completion of the refinancing.

     AerFi will pre-position the aircraft to be transferred to AerCo into aircraft owning subsidiaries prior to the sale of the companies to AerCo.

     These financial statements present, on the bases and assumptions set out below, the results of operations, assets and liabilities relating to the entity to be transferred to AerCo from AerFi, comprising two aircraft owned by AerFi during the three years ended March 31, 2000, one aircraft acquired by AerFi in December 1999 and the 26 aircraft owned by Indigo which was acquired by AerFi on December 16, 1999. The financial statements have been prepared by AerFi Administrative Services Limited on behalf of the directors of AerCo Limited.

     (i) The financial statements are presented on a historical cost basis as if the entity had been organized as single a economic entity for the years ended March 31, 2000, March 31, 1999 and March 31, 1998.

     (ii) For the purposes of these financial statements, an allocation of certain costs such as selling, general and administrative expenses of AerFi to the entity has been made. These costs have been allocated to the entity based on AerFi's estimate of the percentage of such costs incurred in managing the fleet of aircraft for each year. Management believes that the basis for these allocations are reasonable.

     (iii) During the three years ended March 31, 2000 two of the aircraft were financed by AerFi under a facility entered into between AerFi and KfW. The liabilities under the KfW facility and related cash flows and interest costs are reflected in these financial statements.

     In the case of the one aircraft purchased in December 1999, no separate identifiable financing was in place. This aircraft is assumed to have been financed by intercompany indebtedness to AerFi based on the ratio of AerFi's overall debt to aircraft net book value of 77% at March 31, 2000 and repayments to AerFi are assumed to have been made accordingly during the period. The interest charged on the assumed indebtedness to AerFi is based on AerFi's average cost of debt of 7.2% for the period between December 1999 and March 2000.

     (iv) During the period from acquisition to March 31, 2000 all of the Indigo transferring aircraft were financed by debt secured on specific aircraft. For these aircraft the specific debt obligations, related cash flows and interest costs related to aircraft owned by the entity are reflected in these financial statements.

     (v) Cash generated from or absorbed by the activities of the entity during the three years ended is reflected through the intercompany account as distributions to or contributions from AerFi.

     (vi) The tax provisions and deferred income tax assets and liabilities of the entity have been determined as if the aircraft had been owned by taxable entities separate from AerFi and Indigo.

                        NEW AERFI TRANSFERRING AIRCRAFT

2   ACCOUNTS RECEIVABLE, NET

                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                   U.S.$'000         U.S.$'000         U.S.$'000
Trade receivables, net.........................         2,226               786                 1
Prepayments....................................           123                --                --
                                                      -------           -------           -------
                                                        2,349               786                 1
                                                      =======           =======           =======

     Trade receivables are stated net of a bad debt provision of $0.3 million (March 31, 1999: $ nil and March 31, 1998: $ nil) and comprise amounts in respect of rent and maintenance payments due from lessees. As at March 31, 1999 and March 31, 1998 one lessee accounted for 100% of trade receivables. As at March 31, 2000 four lessees accounted for 43%, 24%, 13% and 10% respectively of trade receivables.

3   GOODWILL, NET

                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                   U.S.$'000         U.S.$'000         U.S.$'000
COST
Goodwill on acquisition........................         6,100                --                --
                                                      -------           -------           -------
AMORTISATION
Amortisation in year...........................           (89)               --                --
                                                      -------           -------           -------
NET BOOK VALUE
End of year....................................         6,011                --                --
                                                      =======           =======           =======

     Goodwill of $6.1 million represents the difference between the fair value of the net assets acquired and the consideration paid by the entity in respect of its acquisition of the Indigo transferring aircraft. Goodwill is amortised over a 20 year period which is the period over which the directors of AerFi estimate that the value of the underlying business acquired is expected to exceed the values of its identifiable net assets. Further information in relation to the calculation of goodwill is set out in note 4 below.

4   ACQUISITION OF THE INDIGO TRANSFERRING AIRCRAFT

     On December 16, 1999 AerFi tendered for 100% of the share capital of Indigo whose registered office is Sodra Forstadsgatan 4, S-211 48 Malmo, Sweden. The acquisition was achieved through a combination of a cash purchase and share exchange agreement.

                        NEW AERFI TRANSFERRING AIRCRAFT

4   ACQUISITION OF THE INDIGO TRANSFERRING AIRCRAFT (CONTINUED)
     The fair value of the net assets acquired and the consideration given on the acquisition of the Indigo transferring aircraft is summarized as follows:

                                                              FAIR VALUE ADJUSTMENTS
                                       --------------------------------------------------------------------
                                             INDIGO
                                          TRANSFERRING
                                            AIRCRAFT           VALUATION        OTHER        FAIR VALUE OF
                                           BOOK VALUE         ADJUSTMENTS    ADJUSTMENTS    ASSETS ACQUIRED
                                       -------------------    -----------    -----------    ---------------
                                            U.S.$'000          U.S.$'000      U.S.$'000        U.S.$'000
Cash, restricted...................            14,424                 --             --           14,424
Accounts receivable, net...........             2,281                 --             --            2,281
Fixed assets -- aircraft...........           587,631             24,404(i)          --          612,035
Accrued liabilities & other
  liabilities......................           (29,258)                --             --          (29,258)
Security deposits..................            (6,553)                --             --           (6,553)
Indebtedness.......................          (492,960)                --         (3,040)(ii)    (496,000)
Derivatives........................                --                 --           (500)(iii)       (500)
Deferred income tax................            (2,580)                --          2,580(iv)           --
                                            ---------          ---------      ---------        ---------
NET ASSETS ACQUIRED................            72,985             24,404           (960)          96,429
                                            =========          =========      =========
Consideration paid.................                                                             (102,529)
                                                                                               ---------
GOODWILL ON ACQUISITION............                                                               (6,100)
                                                                                               =========

---------------

(i) The fair value adjustments in respect of the aircraft arise as a result of a valuation of these assets to reflect AerFi's estimate of their current market value at the date of acquisition. This valuation of the Indigo transferring aircraft exceeded their existing book value by U.S.$24.4 million.

(ii) The fair value the adjustment to Indebtedness is based on prevailing interest rates at the acquisition date.

(iii) The fair value the adjustment to Derivatives is based on prevailing interest rates at the acquisition date.

(iv) The fair value adjustment in respect of deferred taxation arises as a result of the planned change in the tax basis of the Indigo aircraft following the acquisition of Indigo by AerFi.

     The summarized statement of operations information for the Indigo transferring aircraft for the period from January 1, 1999 to December 15, 1999 is set out below.

                                                                 PERIOD FROM
                                                               JANUARY 1, 1999
                                                              DECEMBER 15, 1999
                                                              -----------------
                                                                  U.S.$'000
REVENUES
Aircraft leasing............................................        65,602
EXPENSES
Depreciation................................................       (23,408)
Net interest expense........................................       (30,277)
Other expenses..............................................        (4,863)
                                                                   -------
                                                                   (58,548)
                                                                   -------
NET PROFIT FROM OPERATIONS BEFORE PROVISION FOR TAXES.......         7,054
Provision for taxes.........................................        (1,975)
                                                                   -------
NET PROFIT FOR THE PERIOD...................................         5,079
                                                                   =======

                        NEW AERFI TRANSFERRING AIRCRAFT

5   AIRCRAFT

                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
COST
Beginning of year..............................        46,418            46,418            46,418
Additions during the year......................       633,226                --                --
                                                      -------           -------           -------
End of year....................................       679,644            46,418            46,418
                                                      =======           =======           =======
DEPRECIATION
Beginning of year..............................       (16,222)          (14,862)          (13,502)
Charge for the year............................       (10,086)           (1,360)           (1,360)
                                                      -------           -------           -------
End of year....................................       (26,308)          (16,222)          (14,862)
                                                      =======           =======           =======
NET BOOK VALUE
Beginning of year..............................        30,196            31,556            32,916
                                                      =======           =======           =======
End of year....................................       653,336            30,196            31,556
                                                      =======           =======           =======

6   OPERATING LEASES

     All the aircraft are held for operating lease. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals receivable, by years, on operating leases as of March 31, 2000. The interest rates prevailing at March 31, 2000 have been applied in determining rentals that are variable in accordance with prevailing interest rates.

                                                                U.S.$'000
                                                                ---------
Year ended March 31, 2001...................................      77,652
Year ended March 31, 2002...................................      74,630
Year ended March 31, 2003...................................      65,656
Year ended March 31, 2004...................................      58,958
Year ended March 31, 2005...................................      37,031
Thereafter..................................................      96,765
                                                                 -------
                                                                 410,692
                                                                 =======

7   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
Accrued expenses and other liabilities
  comprise:
Aircraft maintenance reserves..................        23,884                --                --
Deferred income................................         5,422               249               261
Interest.......................................         2,434                --                --
Other accruals.................................         1,148               443               260
                                                      -------           -------           -------
                                                       32,888               692               521
                                                      =======           =======           =======
Aircraft maintenance reserves:
Due within one year............................         1,992                --                --
Due after one year.............................        21,892                --                --
                                                      -------           -------           -------
                                                       23,884                --                --
                                                      =======           =======           =======

                        NEW AERFI TRANSFERRING AIRCRAFT

8   INDEBTEDNESS

                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
AerFi KfW debt (i).............................        17,655            20,527            23,399
AerFi notes (ii)...............................        16,082                --                --
Indigo debt obligations (iii)..................       449,565                --                --
                                                      -------           -------           -------
                                                      483,302            20,527            23,399
                                                      =======           =======           =======

     The basis and assumptions under which indebtedness has been reflected in these financial statements is set out in note 1.

(i) The AerFi KfW debt is secured on the two aircraft which had a net book value of U.S.$28.8 million at March 31, 2000 (1998: US$30.2 million). As part of the completion of the proposed transaction these amounts will be repaid in full.

(ii) As explained in note 1 it has been assumed that the aircraft purchased by the New AerFi transferring aircraft in December 1999 had been financed with indebtedness due to AerFi.

(iii)The entity's Indigo debt obligations are primarily collateralized by the underlying aircraft and assignment of the attached leases. At March 31, 2000, all of the entity's Indigo debt outstanding was at fixed interest rates with the exception of $16.9 million with rates of 30 days Libor plus 1.2% and $125.6 million with rates of commercial paper plus 1.255%. As part of the completion of the proposed transaction these amounts will be repaid in full.

(iv) Repayments of principal during the year ended March 31, 2000 on the Indigo debt obligations and the AerFi KfW debt were in accordance with their respective contractual terms. The repayment of principal on the aircraft which is assumed to be financed by AerFi was assumed to be made in accordance with changes in AerFi's aircraft net book value to debt ratio during the year ended March 31, 2000.

     The indebtedness repayable analysed by year of repayment is as follows:

YEAR ENDING MARCH 31                                            U.S.$'000
2001........................................................      77,212
2002........................................................      59,630
2003........................................................      46,256
2004........................................................      60,632
2005........................................................      70,180
Thereafter..................................................     169,392
                                                                 -------
Total.......................................................     483,302
                                                                 =======

9   SECURITY DEPOSITS

     Security deposits received from lessees of U.S.$7.531 million (March 31, 1999 and March 31, 1998: U.S.$0.8 million) are held as security for obligations in accordance with the terms of certain leases.

                        NEW AERFI TRANSFERRING AIRCRAFT

10  REVENUES AND CONCENTRATION OF CREDIT RISK

     A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                       YEAR ENDED             YEAR ENDED             YEAR ENDED
                                     MARCH 31, 2000         MARCH 31, 1999         MARCH 31, 1998
                                   -------------------    -------------------    -------------------
                                   U.S.$'000      %       U.S.$'000      %       U.S.$'000      %
                                   ---------    ------    ---------    ------    ---------    ------
Europe.........................     12,822       48.83         --          --         --          --
North America..................      5,572       21.22         --          --         --          --
South/Central America..........      4,390       16.72      3,292      100.00      3,712      100.00
Asia/Pacific...................      3,474       13.23         --          --         --          --
                                    ------      ------      -----      ------      -----      ------
                                    26,258      100.00      3,292      100.00      3,712      100.00
                                    ======      ======      =====      ======      =====      ======

     All revenues are derived from aircraft leasing.

     In the year ended March 31, 2000, 21%, 17% and 12% of the entity's lease revenues was derived from the United States, Brazil and the United Kingdom respectively. No other country accounted for greater than 10% of the entity's lease revenues.

     In the year ended March 31, 1999, 100% of the entity's lease revenues was derived from Brazil.

     In the year ended March 31, 1998, 100% of the entity's lease revenues was derived from Brazil.

     B) CONCENTRATION OF CREDIT RISK

     Credit risk with respect to trade accounts receivable is generally mitigated due to the number of lessees and their dispersal across different geographic areas.

     The entity aircraft manages its exposure to particular countries in part through obtaining security from lessees by way of deposits, letters of credit and guarantees.

     The entity continually evaluates the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, makes an appropriate provision for doubtful debts.

     As at March 31, 2000, two lessees accounted for 13% and 10% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the year ended March 31, 2000.

     As at March 31, 1999, one lessee accounted for all of the entity's lease revenues.

     As at March 31, 1998, one lessee accounted for all of the entity's lease revenues.

11  NET INTEREST EXPENSE

                                                     YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
Interest payable on specific indebtedness......        11,426             1,578             2,049
Interest payable on AerFi notes................           340                --                --
Net interest income............................          (173)               --                --
                                                      -------           -------           -------
                                                       11,593             1,578             2,049
                                                      =======           =======           =======

                        NEW AERFI TRANSFERRING AIRCRAFT

12  OTHER EXPENSES

                                                     YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
Servicer's fees................................         1,717               218               218
Aircraft leasing costs.........................           671               199               278
Administration expenses........................            50                10                10
Legal and professional fees....................            10                10                10
Cash manager's fees............................            80                21                21
Audit and tax fees.............................            50                 5                 5
                                                      -------           -------           -------
                                                        2,578               463               542
                                                      =======           =======           =======

13  (PROVISION)/BENEFIT FOR TAXES

                                                     YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
Tax (provision)/benefit of the New AerFi
  transferring aircraft consists of the
  following:
Deferred income tax (provision)/benefit........           (44)               11                24
                                                      -------           -------           -------
                                                          (44)               11                24
                                                      =======           =======           =======

                                                     YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
Deferred tax assets and liabilities of the New
  AerFi transferring aircraft:
Deferred tax assets relating to losses.........           912               649               331
Deferred tax liability relating to aircraft....        (1,811)           (1,504)           (1,197)
                                                      -------           -------           -------
                                                         (899)             (855)             (866)
                                                      =======           =======           =======

     The entity's income from approved activities in Ireland is taxable at a rate of 10% until December 31, 2005. The tax rate applicable to the entities activities in Sweden following its acquisition of the Indigo transferring aircraft in December 1999 is 26%.

     The difference between the statutory tax rates and the tax provision for the year ended March 31, 2000 arises as no deferred tax provision arises on timing differences arising in Sweden in the period from December 16, 1999 to March 31, 2000 due to the planned change in the tax basis of the Indigo aircraft as part of the transaction.

14  STAFF COSTS AND NUMBERS

     The entity has no employees.

15  CASH FLOW STATEMENT

     (A) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                     YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                   MARCH 31, 2000    MARCH 31, 1999    MARCH 31, 1998
                                                   --------------    --------------    --------------
                                                     U.S.$'000         U.S.$'000         U.S.$'000
Cash paid in respect of:
Interest ......................................        11,521             1,578             2,049
                                                      =======           =======           =======

                        NEW AERFI TRANSFERRING AIRCRAFT

     (B) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                              U.S.$'000
                                                              ---------
Increase in cash in the year................................    16,784
Cash flow from increase in debt.............................  (462,775)
                                                              --------
Change in net debt resulting from cash flows................  (445,991)
                                                              --------
Movement in net debt in the year............................  (445,991)
Net debt at March 31, 1999..................................   (20,527)
                                                              --------
Net debt at March 31, 2000..................................  (466,518)
                                                              ========

     (C) ANALYSIS OF NET DEBT

                                                      MARCH 31, 1999    CASH FLOW    MARCH 31, 2000
                                                      --------------    ---------    --------------
                                                        U.S.$'000       U.S.$'000      U.S.$'000
Cash..............................................             --          16,784         16,784
Indebtedness......................................        (20,527)       (462,775)      (483,302)
                                                        ---------       ---------      ---------
                                                          (20,527)       (445,991)      (466,518)
                                                        =========       =========      =========

16  COMMITMENTS

     The entity has no long-term contracts other than those with its service providers (see note 20).

17 SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("U.K. GAAP") which differ significantly in certain respects from those generally accepted in the United States ("U.S. GAAP").

     For U.K. GAAP purposes cash, restricted is classified as cash in the cash flow statement. Under U.S. GAAP cash, restricted would not meet the definition of cash equivalents. Other than the above, there were no significant differences between U.K. GAAP and U.S. GAAP arising in respect of the entity for the years ended March 31, 2000, March 31, 1999 and March 31, 1998.

18  FAIR VALUE OF FINANCIAL INSTRUMENTS

     RECEIVABLES, PAYABLES AND CASH, RESTRICTED

     The fair value of the entity's receivables, payables and cash, restricted at March 31, 2000 approximates to the amounts at which these items are reflected in the entity's statement of net assets due to the relatively short-term nature of the instruments and the frequency at which they reprice.

     INDEBTEDNESS

     The fair value of the entity's indebtedness at March 31, 2000 was $486 million.

     DERIVATIVES

     The fair value of the entity's derivatives at March 31, 2000 was $1.4 million (notional amount: $77.6 million).

                        NEW AERFI TRANSFERRING AIRCRAFT

19  FOREIGN CURRENCY TRANSACTIONS

     The entity's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.

20  RELATED PARTY TRANSACTIONS

     GE CAPITAL AVIATION SERVICES LIMITED ("GECAS")

     During the three years ended March 31, 2000, March 31, 1999 and March 31, 1998 GECAS acted as lease manager for the two F100 aircraft owned by the entity. In addition to managing these two F100 aircraft GECAS also manages aircraft owned by GE Capital and its affiliates and other third parties, including AerFi. GECAS may from time to time have had conflicts of interest in performing its obligations to the two F100 aircraft and other entities to which it provides management, marketing and other services.

     GECAS received an annual fee from AerFi as lease manager of the two F100 aircraft -- U.S.$ 221,131 for the year ended March 31, 2000 (March 31, 1999:
U.S.$ 217,681, March 31, 1998: U.S.$ 217,681).

                              FINANCIAL STATEMENTS

                          INDIGO TRANSFERRING AIRCRAFT

                          INDIGO TRANSFERRING AIRCRAFT

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF AERCO LIMITED

     We have audited the accompanying statements of net assets of the Indigo transferring aircraft as of December 15, 1999 and December 31, 1998 and the related statements of operations, cash flows and changes in net assets for the period from January 1, 1999 to December 15, 1999 and for the year ended December 31, 1998. These financial statements are the responsibility of the directors of AerCo Limited. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Indigo transferring aircraft at December 15, 1999 and December 31, 1998 and the results of its operations and cash flows for the period from January 1, 1999 to December 15, 1999 and for the year ended December 31, 1998 in conformity with U.S. generally accepted accounting principles.

KPMG
Chartered Accountants
Dublin, Ireland

June 14, 2000

                          INDIGO TRANSFERRING AIRCRAFT
                            STATEMENTS OF NET ASSETS

                                                      NOTES    DECEMBER 15, 1999     DECEMBER 31, 1998
                                                      -----    ------------------    ------------------
                                                                   U.S.$'000             U.S.$'000
ASSETS
Deferred financing costs............................                  3,540                 2,447
CURRENT ASSETS
Cash, restricted....................................                 14,424                 6,269
Deposits paid.......................................                     --                 2,750
Accounts receivable, net............................    2             2,281                   420
                                                                    -------               -------
Total current assets................................                 16,705                 9,439
                                                                    -------               -------
FIXED ASSETS
Aircraft............................................    3           587,631               373,831
                                                                    -------               -------
TOTAL ASSETS........................................                607,876               385,717
                                                                    =======               =======
LIABILITIES
Accrued expenses and other liabilities..............    5            29,258                15,169
Indebtedness........................................    6           496,500               318,878
Security deposits...................................    7             6,553                 5,581
Deferred income tax.................................   11             2,580                   605
                                                                    -------               -------
TOTAL LIABILITIES...................................                534,891               340,233
NET ASSETS..........................................                 72,985                45,484
                                                                    =======               =======

     The accompanying notes, including the statement of accounting policies on pages F-76 to F-77, are an integral part of the financial statements.

                          INDIGO TRANSFERRING AIRCRAFT

                            STATEMENTS OF OPERATIONS

                                                                   PERIOD FROM
                                                                JANUARY 1, 1999 TO       YEAR ENDED
                                                       NOTES    DECEMBER 15, 1999     DECEMBER 31, 1998
                                                       -----    ------------------    -----------------
                                                                  U.S.$'000            U.S.$'000
REVENUES
Aircraft leasing.....................................    8             65,602               31,083
EXPENSES
Depreciation.........................................    3            (23,408)             (10,615)
Net interest expense.................................    9            (30,277)             (15,022)
Other expenses.......................................   10             (4,863)              (3,285)
                                                                     --------             --------
                                                                      (58,548)             (28,922)
                                                                     --------             --------
NET PROFIT FROM OPERATIONS BEFORE PROVISION FOR
  TAXES..............................................                   7,054                2,161
Provision for taxes..................................   11             (1,975)                (605)
                                                                     --------             --------
NET PROFIT FOR THE PERIOD............................                   5,079                1,556
                                                                     ========             ========

     The accompanying notes, including the statement of accounting policies on pages F-76 to F-77, are an integral part of the financial statements.

                          INDIGO TRANSFERRING AIRCRAFT
                            STATEMENTS OF CASH FLOWS

                                                             PERIOD FROM
                                                          JANUARY 1, 1999 TO          YEAR ENDED
                                                          DECEMBER 15, 1999       DECEMBER 31, 1998
                                                         --------------------    --------------------
                                                              U.S.$'000               U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit...........................................             5,079                   1,556
ADJUSTMENTS TO RECONCILE NET PROFIT TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization........................            24,506                  11,308
Aircraft maintenance, net............................            10,773                   9,653
Deferred income tax..................................             1,975                     605
Changes in operating assets and liabilities
  Cash, restricted...................................            (8,155)                 (3,592)
  Accounts receivable, net...........................            (1,861)                   (359)
  Accrued expenses and other liabilities.............             3,316                   3,475
  Other assets.......................................               559                  (4,540)
  Net security deposits received.....................               972                   1,944
                                                              ---------               ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES............            37,164                  20,050
                                                              ---------               ---------
CASH FLOWS USED FOR INVESTING ACTIVITIES
Purchase of aircraft.................................          (237,208)               (244,448)
                                                              ---------               ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from Indigo............................            22,422                  26,268
Net indebtedness drawndown...........................           177,622                 198,130
                                                              ---------               ---------
NET CASH INFLOW FROM FINANCING ACTIVITIES............           200,044                 224,398
                                                              ---------               ---------
NET INCREASE IN CASH.................................                --                      --
CASH AT BEGINNING OF PERIOD..........................                --                      --
                                                              ---------               ---------
CASH AT END OF PERIOD................................                --                      --
                                                              =========               =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION;
Cash paid during period/year for:
  Interest...........................................            28,065                  13,044
  Tax................................................                --                      --
                                                              ---------               ---------

     The accompanying notes, including the statement of accounting policies on pages F-76 to F-77, are an integral part of the financial statements.

                          INDIGO TRANSFERRING AIRCRAFT

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                TOTAL
                                                              ---------
                                                              U.S.$'000
Balance at December 31, 1997................................   17,660
Net contribution from Indigo................................   26,268
NET PROFIT FOR THE YEAR.....................................    1,556
                                                               ------
Balance at December 31, 1998................................   45,484
Net contribution from Indigo................................   22,422
NET PROFIT FOR THE PERIOD...................................    5,079
                                                               ------
Balance at December 15, 1999................................   72,985
                                                               ======

     The accompanying notes, including the statement of accounting policies on pages F-76 to F-77, are an integral part of the financial statements.

                          INDIGO TRANSFERRING AIRCRAFT

                        STATEMENT OF ACCOUNTING POLICIES

INTRODUCTION AND BASIS OF PREPARATION

     Under the proposed refinancing transaction AerCo Limited will acquire 30 aircraft and related leases from AerFi. On December 16, 1999 AerFi tendered for 100% of the share capital of Indigo. At that date, 26 of the 30 aircraft which it is proposed that AerCo will purchase from AerFi were owned by Indigo. The further details of the transaction and of the basis of preparation of these financial statements for the entity are set out in note 1.

     These financial statements present the statements of operations and the cash flows for the period from January 1, 1999 to December 15, 1999 and the year ended December 31, 1998 and the statements of net assets at December 15, 1999 and December 31, 1998 of the 26 aircraft (the "INDIGO TRANSFERRING AIRCRAFT") proposed to be acquired by AerCo Limited from AerFi pursuant to a securitisation and refinancing transaction.

     The accounting policies followed in the preparation of the accompanying financial statements conform with generally accepted accounting principles in the United States.

     The financial statements are prepared on the going concern basis and under the historic cost convention and are stated in U.S. dollars, which is the principal operating currency of the entity and of the aviation industry.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the directors of AerCo Limited to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. While the directors of AerCo Limited believe that the estimates and related assumptions used in the preparation of these financial statements are appropriate, actual results could differ from those estimates. Estimates are made in the assessment of collectibility of receivables, the recoverable amounts in respect of aircraft and the related estimated lives of such assets.

REVENUE RECOGNITION

     Revenue from aircraft on operating leases is recognized as income on a straight-line basis over the period of the leases. Where rentals are adjusted to reflect increases or decreases in prevailing interest rates such adjustments are accounted for as they arise. Lease rentals received in advance are deferred and recognized over the period to which they relate.

INTEREST INCOME

     Interest earned during the period has been credited to the statement of operations.

MAINTENANCE

     In most lease contracts the lessee has the obligation to pay for maintenance costs on airframes and engines which arise during the term of the lease and in many lease contracts the lessee makes a full or partial prepayment, calculated at an hourly rate, into a maintenance reserve fund paid to the entity from which the lessee can draw in respect of maintenance expenditures for major checks. Amounts held in respect of aircraft maintenance are recorded as accrued expenses and other liabilities. Any surplus amounts held in the fund on termination of a lease, to which the next lessee has no access, are recorded as income at that time.

     Maintenance costs borne directly by the entity and which are not paid for by lessees are expensed as incurred.

                          INDIGO TRANSFERRING AIRCRAFT

TAXATION

     Corporation tax is provided based on the results for the year. Deferred income tax assets and liabilities recognize the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

AIRCRAFT

     Aircraft are stated at cost less accumulated depreciation less impairments in value. Cost comprises the net purchase price of the aircraft when originally acquired by Indigo.

     Cost comprises the invoiced cost net of manufacturer's discounts. Depreciation is calculated on a straight-line basis. The estimates of useful economic lives and residual values are reviewed periodically. The current estimates for residual values are generally 15% of cost and for useful economic life is 25 years from date of manufacture respectively.

     Indigo adopted FASB Statement No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of " during 1996. FASB Statement No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the directors' estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. This statement did not materially change the carrying value of the entity's assets in the year when it was first applied or in previous years.

CASH RESTRICTED

     The cash held by the entity is restricted and held in interest bearing accounts by certain lenders to the entity. These cash balances are held in respect of the entity's maintenance obligations under certain of its leases and may be applied on demand to meet these obligations.

DEFERRED FINANCING COSTS

     Significant deferred financing costs incurred are deferred and amortised to interest expense over the life of the related debt using the effective interest method of amortisation.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     The entity manages its interest rate exposure through the use of interest rate swaps. Under these swap arrangements the entity will pay fixed interest and receive floating interest on monthly basis. The objective of the entity's interest rate risk management policy is to correlate the contracted fixed rental payments in its portfolio to the floating interest payments on the related debt facility, taking account of expected amortization on the debt. Net receipts and payments arising in respect of these swaps are recognized as adjustments to interest expense on an accruals basis.

     The entity is also exposed to losses in the event of non-performance by counterparties on interest rate swaps or in the event of defaults by lessees where income streams have been hedged. However, the entity does not anticipate non-performance by the counterparties and losses or gains related to hedging instruments which result from lessee defaults are accounted for as they are incurred.

                          INDIGO TRANSFERRING AIRCRAFT

                       NOTES TO THE FINANCIAL STATEMENTS

1   BASIS OF PREPARATION

     Under a proposed refinancing and securitization transaction AerCo Limited will acquire directly or indirectly an additional 30 aircraft and related leases from AerFi.

     On July 17, 2000, it is proposed that AerCo Limited will issue approximately U.S. $960 million in aggregate principal amount of offered notes in four subclasses: subclass A-3, subclass A-4, subclass B-2 and subclass C-2. AerCo Limited will also issue two additional subclasses of notes, the subclass D-2 notes and the subclass E-2 notes, which will initially be held by AerFi. It is proposed that AerCo Limited will use substantially all of the proceeds of the issuance of the offered notes, the subclass D-2 notes and subclass E-2 notes to refinance all of AerCo's existing subclass A-1 notes and subclass D-1 notes and to finance the acquisition of 30 aircraft from AerFi.

     Due to the uncertainties in relation to the timing of obtaining lessee consents to the transfer of the 30 aircraft from AerFi to AerCo, AerFi has structured the acquisition of the additional aircraft as a sale to AerCo of the capital stock of approximately 18 AerFi wholly owned subsidiaries, that are expected to occur in a series of transactions following the completion of the refinancing.

     AerFi will pre-position the aircraft to be transferred to AerCo in these aircraft owning subsidiaries prior to the sale of the companies to AerCo.

     These financial statements present, on the bases and assumptions set out below, the results of operations, assets and liabilities relating to certain of the aircraft to be transferred to AerCo from AerFi for the period from January 1, 1999 to December 15, 1999 and for the year ended December 31, 1998. The financial statements have been prepared by AerFi Administrative Services Limited on behalf of the directors of AerCo Limited.

     (i) The financial statements are presented on a historical cost basis as if the Indigo transferring aircraft had been organized as a single economic entity for the period from January 1, 1999 to December 15, 1999 and the year ended December 31, 1998.

     (ii) For the purposes of these financial statements, an allocation of certain costs such as selling, general and administrative expenses of Indigo to the Indigo transferring aircraft has been made. These costs have been allocated to the Indigo transferring aircraft based on AerFi's estimate of the percentage of such costs incurred in managing the fleet of aircraft for each period. Management believes that the basis for these allocations are reasonable.

     (iii) During the period from January 1, 1999 to December 15, 1999 and the year ended December 31, 1998 all of the Indigo transferring aircraft were financed by debt secured on specific aircraft. The specific debt obligations, deferred financing costs, related cash flows and interest costs related to aircraft owned by the entity are reflected in these financial statements.

     (iv) Cash generated from or absorbed by the activities of the Indigo transferring aircraft during each period is reflected as distributions to, or contributions from, Indigo.

     (v) The tax provisions and deferred income tax assets and liabilities of the Indigo transferring aircraft have been determined as if the aircraft had been owned by taxable entities separate from Indigo.

                          INDIGO TRANSFERRING AIRCRAFT

2   ACCOUNTS RECEIVABLE, NET

                                                             DECEMBER 15, 1999    DECEMBER 31, 1998
                                                             -----------------    -----------------
                                                              U.S.$'000            U.S.$'000
Trade receivables, net...................................           2,127                  420
Prepayments..............................................             154                   --
                                                                  -------              -------
                                                                    2,281                  420
                                                                  =======              =======

     Trade receivables are stated net of a bad debt provision of U.S.$0.3 million (December 31, 1998: U.S.$0.3 million) and comprise amounts in respect of rent and maintenance payments due from lessees. As at December 15, 1999 and December 31, 1998 one lessee accounted for 39% and 40% of trade receivables respectively.

3   AIRCRAFT

                                                             DECEMBER 15, 1999    DECEMBER 31, 1998
                                                             -----------------    -----------------
                                                              U.S.$'000            U.S.$'000
COST
Beginning of period......................................         389,635              145,187
Additions during the period..............................         237,208              244,448
                                                                  -------              -------
End of period............................................         626,843              389,635
                                                                  =======              =======
DEPRECIATION
Beginning of period......................................         (15,804)              (5,189)
Charge for the period....................................         (23,408)             (10,615)
                                                                  -------              -------
End of period............................................         (39,212)             (15,804)
                                                                  =======              =======
NET BOOK VALUE
Beginning of period......................................         373,831              139,998
                                                                  =======              =======
End of period............................................         587,631              373,831
                                                                  =======              =======

4   OPERATING LEASES

     All the aircraft are held for operating lease. Rentals on certain of the leases are variable in accordance with prevailing interest rates.

     The following is a schedule of contracted future rentals receivable, by years, on operating leases as of December 15, 1999. The interest rates prevailing at December 15, 1999 have been applied in determining rentals that are variable in accordance with prevailing interest rates.

                                                              U.S.$'000
                                                              ---------
Year ended December 15, 2000................................    72,841
Year ended December 15, 2001................................    69,742
Year ended December 15, 2002................................    61,445
Year ended December 15, 2003................................    57,635
Year ended December 15, 2004................................    39,930
Thereafter..................................................    93,918
                                                               -------
                                                               395,511
                                                               =======

                          INDIGO TRANSFERRING AIRCRAFT

5   ACCRUED EXPENSES AND OTHER LIABILITIES

                                                             DECEMBER 15, 1999    DECEMBER 31, 1998
                                                             -----------------    -----------------
                                                                 U.S.$'000            U.S.$'000
Accrued expenses and other liabilities comprise:
Aircraft maintenance reserves............................          20,726                9,953
Deferred income..........................................           4,513                2,774
Interest.................................................           2,189                1,957
Other accruals...........................................           1,830                  485
                                                                  -------              -------
                                                                   29,258               15,169
                                                                  =======              =======

                                                             DECEMBER 15, 1999    DECEMBER 31, 1998
                                                             -----------------    -----------------
                                                                 U.S.$'000            U.S.$'000
Aircraft maintenance reserves:
Due within one year......................................           1,987                2,226
Due after one year.......................................          18,739                7,727
                                                                  -------              -------
                                                                   20,726                9,953
                                                                  =======              =======

6   INDEBTEDNESS

                                                             DECEMBER 15, 1999    DECEMBER 31, 1998
                                                             -----------------    -----------------
                                                                 U.S.$'000            U.S.$'000
Debt obligations.........................................         496,500              318,878
                                                                  =======              =======

     The basis and assumptions under which indebtedness has been reflected in these financial statements is set out in note 1.

     The entity's debt obligations are primarily collateralised by the underlying aircraft and assignment of the attached leases. At December 15, 1999, all of the entity's debt outstanding was at fixed interest rates with the exception of $17.3 million with rates of 30 days Libor plus 1.2% and $127.1 million with rates of commercial paper plus 1.255%. As part of the completion of the proposed transaction these amounts will be repaid in full.

     Repayments of principal during each period on the debt obligations were in accordance with their respective contractual terms.

     The indebtedness repayable analysed by year of repayment is as follows:

                                                                    U.S.$'000
Year ending December 15
2000........................................................          84,055
2001........................................................          71,767
2002........................................................          41,045
2003........................................................          55,343
2004........................................................          81,554
Thereafter..................................................         162,736
                                                                     -------
Total.......................................................         496,500
                                                                     =======

7   SECURITY DEPOSITS

     Security deposits received from lessees of U.S.$6.553 million (December 31, 1998: U.S.$5.581 million) are held as security for obligations in accordance with the terms of certain leases.

                          INDIGO TRANSFERRING AIRCRAFT

8   REVENUES AND CONCENTRATION OF CREDIT RISK

     (A) DISTRIBUTION OF REVENUES BY GEOGRAPHIC AREA

                                                           PERIOD FROM
                                                       JANUARY 1, 1999 TO         YEAR ENDED
                                                        DECEMBER 15, 1999      DECEMBER 31, 1998
                                                       -------------------    -------------------
                                                       U.S.$'000      %       U.S.$'000      %
                                                       ---------    ------    ---------    ------
Europe.............................................     42,692       65.07     22,358       71.93
North America......................................     11,006       16.77        446        1.44
South/Central America..............................        385        0.58         --          --
Asia/Pacific.......................................     11,519       17.58      8,279       26.63
                                                        ------      ------     ------      ------
                                                        65,602      100.00     31,083      100.00
                                                        ======      ======     ======      ======

     All revenues are derived from aircraft leasing.

     In the period from January 1, 1999 to December 15, 1999, 17%, 15%, 13% and 10% of the entity's lease revenues was derived from the United States, the United Kingdom, China and Denmark respectively. No other country accounted for greater than 10% of the entity's lease revenues.

     In the year ended December 31, 1998, 22%, 19%, 16%, 10%, 10% and 10% of the entity's lease revenues was derived from Denmark, Norway, China, Finland, South Korea and France respectively. No other country accounted for greater than 10% of the entity's lease revenues.

     (B) CONCENTRATION OF CREDIT RISK

     Credit risk with respect to trade accounts receivable is generally mitigated due to the number of lessees and their dispersal across different geographic areas.

     The entity manages its exposure to particular countries in part through obtaining security from lessees by way of deposits, letters of credit and guarantees.

     The entity continually evaluates the financial position of lessees and, based on this evaluation, the amounts outstanding and the available security, makes an appropriate provision for doubtful debts.

     As at December 15, 1999, two lessees each accounted for 10% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues in the period from January 1, 1999 to December 15, 1999.

     As at December 31, 1998, six lessees accounted for 22%, 19%, 12%, 10%, 10% and 10% of the entity's lease revenues. No other lessee accounted for greater than 10% of the entity's lease revenues for the year ended December 31, 1998.

9   NET INTEREST EXPENSE

                                                             PERIOD FROM
                                                          JANUARY 1, 1999 TO          YEAR ENDED
                                                          DECEMBER 15, 1999       DECEMBER 31, 1998
                                                         --------------------    --------------------
                                                              U.S.$'000               U.S.$'000
Interest payable on finance lease obligations........           29,722                  14,579
Amortization of debt issue costs.....................            1,098                     693
Net interest income on cash deposits.................             (543)                   (250)
                                                               -------                 -------
                                                                30,277                  15,022
                                                               =======                 =======

                          INDIGO TRANSFERRING AIRCRAFT

10  OTHER EXPENSES

                                                             PERIOD FROM
                                                          JANUARY 1, 1999 TO          YEAR ENDED
                                                          DECEMBER 15, 1999       DECEMBER 31, 1998
                                                         --------------------    --------------------
                                                              U.S.$'000               U.S.$'000
Remuneration costs...................................            2,420                   1,583
Aircraft leasing costs...............................              250                      99
Insurance costs......................................              227                     133
Administration fees..................................            1,084                     819
Travel costs.........................................              668                     547
Audit and tax fees...................................              214                     104
                                                               -------                 -------
                                                                 4,863                   3,285
                                                               =======                 =======

11  PROVISION FOR TAXES

                                                             PERIOD FROM
                                                          JANUARY 1, 1999 TO          YEAR ENDED
                                                          DECEMBER 15, 1999       DECEMBER 31, 1998
                                                         --------------------    --------------------
                                                              U.S.$'000               U.S.$'000
Tax provision of the Indigo transferring aircraft
  consists of the following:
Deferred income tax provision........................            1,975                     605
                                                               =======                 =======

                                                             PERIOD FROM
                                                          JANUARY 1, 1999 TO          YEAR ENDED
                                                          DECEMBER 15, 1999       DECEMBER 31, 1998
                                                         --------------------    --------------------
                                                              U.S.$'000               U.S.$'000
Deferred tax assets and liabilities of the Indigo
  transferring aircraft:
Deferred tax liability relating to aircraft..........            2,580                     605
                                                               =======                 =======

     The entity's income from approved activities in Sweden is taxable at a rate of 28%.

12  STAFF COSTS AND NUMBERS

     The entity has no employees.

13 SUMMARY OF DIFFERENCES BETWEEN UNITED STATES AND UNITED KINGDOM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in the United States ("U.S. GAAP") which differ significantly in certain respects from those generally accepted in the United Kingdom ("U.K. GAAP").

     Under U.K. GAAP deferred financing costs of $3.54 million and $2.447 million at December 15, 1999 and December 31, 1998 would be netted against indebtedness on the balance sheet rather than disclosed separately on the balance sheet.

     For U.S. GAAP purposes, cash, restricted does not meet the definition of cash equivalents and therefore is not classified as cash in the cash flow statement. Under U.K. GAAP cash, restricted would meet the definition of cash equivalents.

                          INDIGO TRANSFERRING AIRCRAFT

13 SUMMARY OF DIFFERENCES BETWEEN UNITED STATES AND UNITED KINGDOM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
     Other than the above, there were no significant differences between U.S. GAAP and U.K. GAAP arising in respect of the Indigo transferring aircraft in the period from January 1, 1999 to December 15, 1999 and the year ended December 31, 1998.

14  FAIR VALUE OF FINANCIAL INSTRUMENTS

     RECEIVABLES, PAYABLES AND CASH, RESTRICTED

     The fair value of the entity's receivables, payables and cash, restricted at December 15, 1999 are approximately the amounts at which these items are reflected in the entity's statement of net assets due to the relatively short-term nature of the instruments and the frequency at which they reprice.

     INDEBTEDNESS

     The fair value of the entity's indebtedness at December 15, 1999 was $496 million.

     DERIVATIVES

     The fair value of the entity's derivatives at December 15, 1999 was $0.5 million (notional amount: $79.2 million).

15  FOREIGN CURRENCY TRANSACTIONS

     The entity's foreign currency transactions are not significant as all revenues and most costs are denominated in U.S. dollars.